Exhibit 99.1

VEREN INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUST INDENTURE

providing for the issue of senior unsecured notes from time to time

Dated as of June 21, 2024

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3.4	Registration of Transfer or Exchange	25
3.5	Closing of Registers	26
3.6	Exchange of Notes	26
3.7	Ownership and Entitlement to Payment	27
3.8	Evidence of Ownership	27
3.9	No Notice of Trusts	27
3.10	Charges for Transfer and Exchange	28
Article 4 ISSUE, CERTIFICATION AND DELIVERY OF NOTES AND ADDITIONAL NOTES		29
4.1	Issue, Certification and Delivery of Notes and Additional Notes	29
4.2	No Notes or Additional Notes to be Certified during Event of Default	29
Article 5 REDEMPTION AND PURCHASE OF NOTES		30
5.1	General	30
5.2	Partial Redemption of Notes	30
5.3	Notice of Redemption	30
5.4	Notes Due on Redemption Dates	31
5.5	Deposit of Redemption Amount	31
5.6	Failure to Surrender Notes Called for Redemption	32
5.7	Purchase of Notes	32
5.8	Cancellation of Notes	32
Article 6 GUARANTEES		33
6.1	Guarantee	33
6.2	Representation of the Issuer	33
6.3	Addition of Guarantors	33
6.4	Release of Guarantors; Adjustment to Form of Guarantee	34
Article 7 COVENANTS OF THE ISSUER		34
7.1	Covenants	34
7.2	Trustee’s Remuneration and Expenses	35
7.3	Not to Accumulate Interest	36
7.4	Performance of Covenants by Trustee	36
7.5	SEC	36
Article 8 DEFAULT AND ENFORCEMENT OR CHANGE OF CONTROL		36
8.1	Events of Default	36
8.2	Notice of Event of Default	38
8.3	Acceleration	38
8.4	Waiver of Event of Default	38
8.5	Enforcement by the Trustee	39

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8.6	Suits by Noteholders	40
8.7	Application of Money	40
8.8	Distribution of Proceeds	41
8.9	Remedies Cumulative	41
8.10	Judgment Against the Issuer	41
8.11	Immunity of Officers and Others	41
8.12	Offer to Purchase Notes upon Change of Control Triggering Event	42
Article 9 CANCELLATION, DISCHARGE AND DEFEASANCE		43
9.1	Cancellation	43
9.2	Non-Presentation of Notes	44
9.3	Repayment of Unclaimed Money	44
9.4	Satisfaction and Discharge	44
9.5	Defeasance	45
Article 10 SUCCESSORS		46
10.1	Requirements for Successors	46
Article 11 MEETINGS OF NOTEHOLDERS		48
11.1	Right to Convene Meetings	48
11.2	Notice of Meetings	48
11.3	Chairman	49
11.4	Quorum	49
11.5	Power to Adjourn	49
11.6	Show of Hands	49
11.7	Poll	49
11.8	Voting	49
11.9	Regulations	50
11.10	Issuer and Trustee May Be Represented	50
11.11	Powers Exercisable by Noteholders	51
11.12	Meaning of Ordinary Resolution	52
11.13	Meaning of Extraordinary Resolution	52
11.14	Without Consent	53
11.15	Powers Cumulative	53
11.16	Minutes	53
11.17	Instruments in Writing	54
11.18	Binding Effect of Resolutions	54
11.19	Serial Meetings	54
11.20	Record Date for Requests, Demands, Etc.	55

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Article 12 NOTICES		55
12.1	Notice to the Issuer	55
12.2	Notice to Noteholders	55
12.3	Notice to the Trustee	56
12.4	When Publication Not Required	56
12.5	Waiver of Notice	56
Article 13 CONCERNING THE TRUSTEE		56
13.1	Certain Duties and Responsibilities of Trustee	56
13.2	No Conflict of Interest	57
13.3	Conditions Precedent to Trustee’s Obligation to Act	58
13.4	Replacement of Trustee	58
13.5	Trustee May Deal in Notes	59
13.6	No Person Dealing with Trustee Need Inquire	59
13.7	Investment of Money Held by Trustee	60
13.8	Trustee Not Required to Give Security	60
13.9	Trustee Not Required to Possess Notes	60
13.10	Certain Rights of Trustee	61
13.11	Merger, Conversion, Consolidation or Succession to Business	61
13.12	Action by Trustee to Protect Interests	61
13.13	Protection of Trustee	61
13.14	Authority to Carry on Business	63
13.15	Trustee and Issuer Not Liable in Respect of Depository	63
13.16	Global Notes	63
13.17	Trustee Appointed Attorney	64
13.18	Acceptance of Trusts	64
13.19	Representation Regarding Third Party Interests	64
13.20	Anti-Money Laundering	64
13.21	Experts, Advisers and Agents	64
13.22	Privacy Laws	65
Article 14 SUPPLEMENTAL INDENTURES		65
14.1	Form of Consent	65
14.2	Notice of Amendments	66
14.3	Supplemental Indentures	66
14.4	Effect of Supplemental Indentures	66
Article 15 EVIDENCE OF RIGHTS OF NOTEHOLDERS		67
15.1	Evidence of Rights of Noteholders	67
Article 16 EXECUTION AND FORMAL DATE		67
16.1	Counterpart Execution	67
16.2	Formal Date	67

Schedule “A”– Global Note Legend

Schedule “B” – Initial Guarantors

Schedule “C”– Form of Guarantee

Schedule “D”– Approved Banks

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TRUST INDENTURE

THIS INDENTURE is made as of the 21st day of June, 2024.

BETWEEN:

VEREN INC., a corporation existing under the laws of the Province of Alberta (the “Issuer”)

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COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the federal laws of Canada and authorized to carry on business in all provinces of Canada (the “Trustee”)

WHEREAS, the Issuer wishes to create and issue senior unsecured notes in the manner provided in this Indenture;

AND WHEREAS, the Issuer, under the laws relating thereto, is duly authorized to create and issue the senior unsecured notes to be issued as herein provided;

AND WHEREAS, all necessary resolutions of the directors of the Issuer have been duly passed and other proceedings taken and conditions complied with to make the creation and issue of the senior unsecured notes proposed to be issued hereunder and this Indenture and the execution thereof legal, valid and binding on the Issuer in accordance with the laws relating to the Issuer;

AND WHEREAS, the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW THEREFORE THIS TRUST INDENTURE WITNESSES, and it is hereby covenanted, agreed and declared as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Indenture and in the Notes (as defined herein), unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the respective meanings indicated:

“Additional Notes” means the Notes of any one or more Series, other than the initial issuance of Notes of each such Series.

“Affiliate” or “affiliate” means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of Voting Shares or by contract or otherwise.

“Authorized Investment” means short-term interest-bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or a Canadian chartered bank (which may include an Affiliate of the Trustee, for the purpose of this definition).

“Beneficial Holder” means any Person who holds a beneficial interest in a Global Note as shown on the books of the Depository or a Participant.

“Board of Directors” means, with respect to any Person, (a) in the case of any corporation, the board of directors of such Person and (b) in any other case, the functional equivalent of the foregoing or, in each case, other than for purposes of the definition of “Change of Control,” any duly authorized committee of such body.

“Book Entry Only Notes” means Notes of a Series which, in accordance with (and subject to) the terms applicable to such Series, are to be held only by or on behalf of the Depository.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in Calgary, Alberta and Toronto, Ontario are authorized or required by law to close.

“Canadian Government Obligations” means direct non-callable obligations of, or guaranteed by, the Government of Canada for the payment of which guarantee or obligations the full faith and credit of the Government of Canada is pledged.

“Capitalized Lease Obligation” of any Person means the obligations of such Person to pay rent or other amounts under a lease required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP. Notwithstanding the foregoing, any lease (whether entered into before or after December 31, 2018) that would have been classified as an operating lease pursuant to GAAP as in effect on December 31, 2018 shall be deemed not to be a capitalized lease.

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Central Register” has the meaning ascribed to such term in Section 3.1.

“Certificate of the Issuer”, “Order of the Issuer” and “Request of the Issuer” mean, respectively, a written certificate, order and request signed in the name of the Issuer by any two Officers on behalf of the Issuer.

“Certified Resolution” means a copy of a resolution certified by an Officer to have been duly passed by the Issuer Board and to be in full force and effect on the date of such certification.

“Change of Control” means the occurrence of any of the following events:

(a)	the direct or indirect sale, assignment, transfer, conveyance or other disposition (other than by way of an amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and the Guarantors, taken as a whole, to any Person;

(b)	the consummation of any transaction (other than a transaction described in clause (d) below including the exceptions thereto) the result of which is that any Person or group of Persons is or becomes the beneficial owner of (with beneficial ownership being defined and calculated pursuant to Section 1.8 of National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended, restated, supplemented or replaced from time to time), or controls, directly or indirectly, Voting Shares representing 50% or more of the voting power of the total outstanding Voting Shares of the Issuer;

(c)	the Issuer amalgamates or consolidates with, or merges with or into, any Person, or any Person amalgamates or consolidates with, or merges with or into the Issuer, in any such event pursuant to a transaction in which any of the outstanding Voting Shares of the Issuer or such other Person are converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the Voting Shares of the Issuer outstanding immediately prior to such transaction constitute, or are converted into or exchanged for Voting Shares of the surviving, continuing or transferee Person or any parent thereof that constitute, a majority of the outstanding Voting Shares of the surviving, continuing or transferee Person or any parent thereof (immediately after giving effect to such transaction) and (ii) immediately after such transaction, no Person becomes the beneficial owner of (with beneficial ownership being defined and calculated pursuant to Section 1.8 of National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended, restated, supplemented or replaced from time to time), or controls, directly or indirectly, Voting Shares representing 50% or more of the voting power of the total outstanding Voting Shares of the surviving, continuing or transferee Person or any parent thereof; and

(d)	the adoption by the shareholders of the Issuer of a Plan of Liquidation.

For purposes of this definition, a Person shall not be deemed to have beneficial ownership of securities subject to a stock or share purchase agreement, business combination, merger or amalgamation agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control under clause (b) above if (i) the Issuer becomes a direct or indirect wholly-owned Subsidiary of a holding company and (ii) (A) the direct or indirect holders of the Voting Shares of such holding company immediately following that transaction are substantially the same as the holders of the Issuer’s Voting Shares immediately prior to that transaction, or (B) immediately following that transaction, the holders of the Issuer’s Voting Shares immediately prior to that transaction (or another holding company satisfying the requirements of this sentence) are the beneficial owners, directly or indirectly, of more than 50% of the Voting Shares of such holding company.

“Change of Control Offer” has the meaning ascribed to such term in Section 8.12.

“Change of Control Payment Date” has the meaning ascribed to such term in Section 8.12.

“Change of Control Purchase Price” has the meaning ascribed to such term in Section 8.12.

“Change of Control Triggering Event” means the occurrence of a Change of Control and a related Ratings Decline.

“Common Shares” means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common shares whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common shares in the capital of such Person.

“Compliance Certificate” means a Certificate of the Issuer certifying that after reasonable investigation and inquiry the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance of which would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to so comply and the steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

“Consolidated” means, when used with respect to any financial term, financial covenant, financial ratio or financial statement, such financial term, financial covenant, financial ratio or financial statement calculated, prepared or determined, as applicable, for the Issuer on a consolidated basis in accordance with GAAP consistently applied.

“Consolidated Net Tangible Assets” means the total amount of assets of the Issuer on a consolidated basis after deducting therefrom: (a) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereof to a time more than 12 months after the time as of which the amount thereof is being computed); (b) all goodwill, trade names, trademarks, patents, unamortized debt discounts, and expenses and other similar intangibles; and (c) appropriate adjustments on account of minority interests of other persons holding Equity Interests of the Subsidiaries; in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of the Issuer computed in accordance with GAAP.

“Corporate Trust Office” means the corporate trust office of the Trustee in the Province of Alberta at which, at any particular time, its corporate trust business related to this Indenture shall be administered, which office, at the date hereof, is located at 800, 324 – 8th Avenue SW, Calgary, Alberta, Canada T2P 2Z2.

“Counsel” means a barrister or solicitor or firm of barristers and solicitors (who may be counsel for the Issuer) retained by the Trustee or retained by the Issuer and acceptable to the Trustee, acting reasonably.

“Credit Agreement” means the third amended and restated revolving credit agreement made as of October 25, 2019 between the Issuer, as borrower, the “Agent” and the “Lenders” (each such term as defined thereunder), as such agreement may be amended, amended and restated, supplemented, replaced or otherwise modified from time to time, including any agreement or indenture exchanging, extending the maturity of, refinancing, renewing, replacing, substituting or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement, regardless as to when any such agreement is entered into (including increasing the amount of available borrowings thereunder or adding or removing Subsidiaries as borrowers or guarantors thereunder).

“DBRS” means Morningstar DBRS, a division of DBRS Inc., its affiliates and any successors thereto.

“Debt Account” means an account or accounts established by the Issuer (and maintained by and subject to the control of the Trustee) for a Series pursuant to and in accordance with this Indenture.

“Default” means (a) any Event of Default or (b) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

“Depository” means, with respect to the Notes issuable or issued in the form of one or more Global Notes, the Person designated as depository by the Issuer pursuant to this Indenture until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean each Person who is then a depository under this Indenture.

“Environmental Laws” means all laws relating in any way to the environment, preservation or reclamation of natural resources, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any hazardous material, or health and safety matters.

“Equity Interests” of any Person means (a) any and all shares or other equity interests (including Common Shares, preferred shares, limited liability company interests, trust units and partnership interests or units) in such Person, and (b) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person, but excluding from all of the foregoing any debt securities convertible into Equity Interests, regardless of whether such debt securities include any right of participation with Equity Interests.

“Event of Default” means any of the events or circumstances specified in Section 8.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Extraordinary Resolution” has the meaning ascribed to such term in Section 11.13.

“Fair Market Value” means (a) with respect to any asset or group of assets (other than a marketable security) at any date, the value of the consideration obtainable in a sale of such asset at such date assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, or, if such asset shall have been the subject of a relatively contemporaneous appraisal by an independent third party appraiser, the basic assumptions underlying which have not materially changed since its date, the value set out in such appraisal, and (b) with respect to any marketable security at any date, the closing sale price of such marketable security on the Business Day next preceding such date, as appearing in any published list of a securities exchange or, if there is no such closing sale price of such marketable security, the final price for the purchase of such marketable security at face value quoted on such Business Day by a financial institution of recognized standing which regularly deals in securities of such type as evidenced by an appraisal from such institution.

“Fiscal Quarter” means any fiscal quarter of the Issuer.

“Fiscal Year” means any fiscal year of the Issuer.

“Fitch” means Fitch Ratings Inc., its affiliates and any successors thereto.

“Fraudulent Transfer Law” means any applicable U.S. bankruptcy or insolvency law or any applicable U.S. state fraudulent transfer or conveyance law.

“GAAP” means generally accepted accounting principles, consistently applied, which are in effect in Canada from time to time and applicable to the Issuer, including IFRS.

“Global Note” or “Global Notes” means a Note or Notes representing the aggregate principal amount of a Series of Notes held by or on behalf of the Depository.

“Governmental Authority” means the Government of Canada, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“guarantee” means a direct or indirect guarantee by any Person of any Indebtedness of any other Person or any obligation or undertaking, direct or indirect, contingent or otherwise, of any Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of any other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or (b) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); “guarantee”, when used as a verb, and “guaranteed” have correlative meanings.

“Guarantee” means, individually, any guarantee of payment of the Notes provided by a Guarantor pursuant to the terms of this Indenture and any supplemental indenture hereto, and, collectively, all such guarantees.

“Guarantor” means each Initial Guarantor and each other Person that is required to become a Guarantor pursuant to Section 6.3, in each case, until such Person is released from its Guarantee in accordance with the terms of this Indenture.

“Hedging Obligations” of any Person means the obligations of such Person under swap, cap, collar, option, forward purchase or similar agreements or arrangements intended to manage exposure to interest rates or currency exchange rates or commodity prices (including, without limitation, for purposes of this definition, rates for electrical power used in the ordinary course of business), either generally or under specific contingencies.

“Hydrocarbon Properties” means rights and interests in Hydrocarbons, produced Hydrocarbons or the proceeds from the sale of Hydrocarbons or any of them and includes all profits à prendre, leasehold interests, working interests, royalty interests, lands, geological horizons and reserves pertaining thereto; all plants, facilities, wells, pipelines, transmission and processing facilities and equipment used or useful in connection with any and all developments and operations in connection therewith; and all agreements and documents in any way affecting or pertaining to those rights and interests.

“Hydrocarbons” means any petroleum, crude oil, crude bitumen or products derived therefrom, synthetic crude oil, oil sands, bitumenous sands, natural gas, natural gas liquids, condensates, other liquid or gaseous hydrocarbons and any and all products and substances, whether liquid, solid or gaseous and whether hydrocarbons or not, derived therefrom or produced or producible in association therewith or derived from any of the foregoing, including, but not limited to, hydrogen sulphides, sulphur, sulphur compounds and coke.

“IFRS” means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board, the independent standard setting body of the International Financial Reporting Standards Foundation.

“incur” means, with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided that (a) the Indebtedness of a Person existing at the time such Person became a Guarantor shall be deemed to have been incurred by such Guarantor at the time it becomes a Guarantor and (b) neither the accrual of interest nor the accretion of original issue discount or the accretion or accumulation of dividends on any Equity Interests shall be deemed to be an incurrence of Indebtedness.

“Indebtedness” of any Person at any date means, without duplication:

(a)	all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(b)	all obligations of such Person evidenced by bonds, debentures, banker’s acceptances, notes, tender cheques or other similar instruments;

(c)	all reimbursement obligations of such Person in respect of drawings under letters of credit, letters of guarantee and similar credit transactions that have not been reimbursed within three Business Days of the related drawing;

(d)	all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except deferred compensation, trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services and not overdue by more than 180 days unless subject to a bona fide dispute;

(e)	all Capitalized Lease Obligations of such Person;

(f)	all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(g)	all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Issuer or its Subsidiaries that is guaranteed by the Issuer or its Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated basis;

(h)	to the extent not otherwise included in this definition, Hedging Obligations of such Person to the extent that such Hedging Obligations are entered into for speculative purposes, it being understood that Hedging Obligations of such Person that are not entered into for speculative purposes shall not constitute “Indebtedness”; and

(i)	all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person, but excluding a title retention agreement to the extent it would have been classified as an operating lease pursuant to GAAP as in effect on December 31, 2018.

The amount of any Indebtedness which is incurred at a discount to the principal amount at maturity thereof as of any date shall be deemed to have been incurred at the accreted value thereof as of such date. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of Indebtedness under clause (f) where there is no recourse, by contract or operation of law, with respect to the payment of such Indebtedness to any other property or assets of such Person or any of its Subsidiaries, the lesser of (i) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (ii) the amount of the Indebtedness secured by such Lien.

“Initial Guarantors” means the Subsidiaries of the Issuer named on Schedule “B” hereto.

“Interest Payment Date” means, for each Series of interest-bearing Notes, a date on which interest is due and payable in accordance with the terms pertaining to such Series.

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the Register at any time (including without limitation, registration of original issuance, exchange or transfer of ownership), the Trustee’s applicable internal operating procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Trustee.

“Investment Grade Rating” shall mean a rating equal to or higher than BBB (low) (or the equivalent) by DBRS or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Issue Date” means the date on which Notes are originally issued under this Indenture.

“Issuer” means Veren Inc., a corporation existing under the laws of the Province of Alberta, and any successor Person resulting from any transaction permitted by Section 10.1(a).

“Issuer Board” means the Board of Directors of the Issuer or, whenever duly empowered by a resolution of the directors of the Issuer, a committee of the Board of Directors of the Issuer, and reference to action by the Issuer Board means action by the Board of Directors of the Issuer or action by any such committee, in each case, on behalf of the Issuer. Following a transaction permitted by Section 10.1, the term “Issuer Board” shall be deemed to include a Board of Directors of a Successor of the Issuer.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, but excluding, for certainty, deemed security interests arising under Section 1(1)(tt)(ii) of the Personal Property Security Act (Alberta) or similar legislation with respect to transfers of accounts, consignments of goods and leases with a term of more than one year that are not capital leases (as determined under GAAP as in effect on December 31, 2018) and do not secure performance of a payment or other obligation.

“Maturity Date” means with respect to any Note, the date on which the principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Moody’s” shall mean Moody’s Ratings, a division of Moody’s Investor Service, Inc., its affiliates and any successors thereto.

“Noteholders” or “holders” means any registered holder, from time to time, of the Notes.

“Noteholders’ Request” means, in respect of a particular Series, an instrument signed in one or more counterparts by Noteholders holding not less than 25% of the aggregate principal amount of the then outstanding Notes of such Series or, in respect of all Notes, an instrument signed in one or more counterparts by Noteholders holding not less than 25% of the aggregate principal amount of all then outstanding Notes, in each case requesting or directing the Trustee to take or refrain from taking the action or proceeding specified therein.

“Notes” means unsecured notes of the Issuer issued pursuant to this Indenture and, for greater certainty, includes any Additional Notes.

“Obligation” means any principal, interest, premium, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other amounts and liabilities payable under the documentation governing any Indebtedness.

“Officer” means any of the following officers of the Issuer or any Guarantor: the Chief Executive Officer and/or President, the Chief Operating Officer, the Chief Financial Officer, a Senior Vice President, the General Counsel or the Corporate Secretary.

“Officers’ Certificate” means a certificate signed by two Officers.

“Operating Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are not Capitalized Lease Obligations.

“Opinion of Counsel” means a written opinion from legal counsel acceptable to the Trustee, acting reasonably; provided that the counsel may be an employee of or counsel to the Issuer or the Trustee.

“Ordinary Resolution” has the meaning ascribed to such term in Section 11.12.

“Participant” means a person recognized by the Depository as a participant in the book entry only system administered by such Depository.

“Paying Agent” means a Person authorized by the Issuer to pay the principal, Premium or interest payable in respect of any Notes on behalf of the Issuer, and may include the Issuer and the Trustee.

“Payment Default” has the meaning ascribed to such term in Section 8.1(f).

“Permitted Liens” means the following types of Liens:

(a)	Purchase Money Liens securing Indebtedness, and Liens to secure Capitalized Lease Obligations, so long as the principal amount of such Indebtedness and Capitalized Lease Obligations, together with Indebtedness secured by Liens pursuant to clause (p) and clause (q) of this definition, do not exceed in the aggregate the Secured Debt Basket Cap;

(b)	Liens for taxes, assessments or governmental charges or levies not yet due and payable or delinquent or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Issuer or the Guarantors, as the case may be, in accordance with GAAP;

(c)	carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other similar Liens arising by operation of applicable law, arising in the ordinary course of business and securing amounts (i) which are not overdue or delinquent for a period of more than 30 days, or (ii) which are being contested in good faith and by appropriate proceedings and, during such period during which amounts are being so contested, such Liens shall not be executed on or enforced against any of the assets of any of the Issuer or any Guarantor, provided that the Issuer or such Guarantor shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors;

(d)	undetermined or inchoate Liens arising under statutory provisions (including, without limitation, statutory Liens incurred, or pledges or deposits made, under worker’s compensation, pension, employment insurance and other social security legislation), which (i) have not at the time been filed or registered in accordance with applicable law, or (ii) written notice has not been duly given in accordance with applicable law and, in each case, relate to obligations not due or delinquent and in respect of which no steps or proceedings to enforce such Liens have been initiated;

(e)	servitudes, easements, rights-of-way, restrictions and other similar Liens on real property imposed by applicable law or incurred in the ordinary course of business, and Liens consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in each case in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Issuer or any Guarantor;

(f)	Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Issuer or any Guarantor are prosecuting an appeal or proceeding for review in good faith and by appropriate proceedings and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured; provided that the outcome of such appeal or proceeding involves no material risk of loss of any material part of the property of the Issuer and the Guarantors taken together;

(g)	the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(h)	Liens in favour of public utilities, municipalities, Governmental Authorities or other public authorities when required by such public utility, municipality, Governmental Authority or other public authority in connection with the supply of services or utilities to the Issuer or any of Guarantor; provided that such Lien does not, either alone or in the aggregate, materially impair the conduct of the business of the Issuer or any Guarantor;

(i)	pledges, bonds, surety bonds, guarantees or deposits to secure performance of (i) bids, tenders, contracts (other than contracts for the payment of money), together with any Lien in favour of a surety over the underlying contract under which such performance is owed; or (ii) leases of real property, in each case to which the Issuer or any Guarantor is a party;

(j)	statutory Liens incurred in favour of a Governmental Authority to secure the performance of obligations of the Issuer or any Guarantor under Environmental Laws to which any assets of the Issuer or any such Guarantor are subject;

(k)	Liens existing on any property or asset prior to the acquisition thereof by the Issuer or any Guarantor or existing on any property or asset of any Person that becomes a Guarantor or that is amalgamated, consolidated or merged into the Issuer after the date hereof prior to the time such Person becomes a Guarantor or is so amalgamated, consolidated or merged into the Issuer, as the case may be, provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Guarantor or being amalgamated, consolidated or merged into the Issuer, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Guarantor or the Issuer, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Guarantor or is so amalgamated, consolidated or merged into the Issuer, as the case may be;

(l)	to the extent a Lien is constituted or created thereby, customary rights of set-off or combination of accounts in favour of a financial institution with respect to deposits maintained by it;

(m)	Liens on advance cash payments made by customers for the acquisition of goods and/or services from or through the Issuer or any Guarantor to secure third-party financing to such customers of such acquisitions;

(n)	Liens on insurance policies of the Issuer or any Guarantor and the proceeds thereof securing the financing of the premiums with respect to such insurance policies;

(o)	reservations in any original grants from the Crown of any land or interest therein, statutory exceptions to title and reservations of mineral rights (including coal, oil and natural gas) in any grants from the Crown or from any other predecessors in title;

(p)	Liens on accounts receivable and contracts and instruments related thereto arising solely in connection with the sale of such accounts receivable and, to the extent constituting Indebtedness of the Issuer or any Guarantor, so long as the aggregate principal amount of (i) all Indebtedness secured by Liens pursuant to this clause and (ii) Indebtedness and Capitalized Lease Obligations secured by Liens pursuant to clause (a) and clause (q) of this definition do not exceed in the aggregate the Secured Debt Basket Cap;

(q)	Liens securing other Indebtedness in an aggregate principal amount not to exceed an amount equal to (i) the Secured Debt Basket Cap less (ii) the aggregate principal amount of (A) all Indebtedness secured by Liens pursuant to this clause and (B) Indebtedness and Capitalized Lease Obligations secured by Liens pursuant to clause (a) and clause (p) of this definition;

(r)	Liens on the Hydrocarbon Properties (including interests in Hydrocarbons in place and equipment and facilities) or on the production of Hydrocarbons therefrom or allocable thereto or the proceeds from the sale of such Hydrocarbons, which is incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the exploration, development or operation of such Hydrocarbon Properties as security in favour of any other Person conducting or participating in the development or operation of such Hydrocarbon Properties for the Issuer or any Guarantor, for the share of the costs and expenses of the Issuer or such Guarantor of such exploration, development or operation which are not due or delinquent at that time or if due or delinquent which the Issuer or such Guarantor is contesting in good faith;

(s)	Liens on Hydrocarbons or the proceeds of sale of such Hydrocarbons arising in the ordinary course of the oil and gas business pursuant to a processing or transmission arrangement securing the payment of the fees, costs and expenses of the processing or transmission (as the case may be) of such Hydrocarbons under such processing or transmission arrangement, but only insofar as such Liens relate to obligations which are not due or delinquent at that time or if due or delinquent which the Issuer or any Guarantor is contesting in good faith;

(t)	to the extent a Lien is constituted or created thereby, a pooling or unitization of Hydrocarbon Properties in the ordinary course of business which, in the reasonable judgment of the Issuer, is necessary or advisable to facilitate the orderly exploration, development or operation of such Hydrocarbon Properties;

(u)	Liens for penalties arising under non-participation provisions of operating agreements in respect of the Issuer’s or a Guarantor’s oil and gas properties, provided that either (i) such Liens do not materially detract from the value of any material part of the property of the Issuer or such Guarantor or (ii) such Liens result from an election made by the Issuer or the Guarantor not to participate in a drilling or other operation on any such oil and gas properties, and such election not to participate has been made in accordance with the terms of the applicable operating agreement;

(v)	any right of first refusal or requirement to obtain consent of a third party to a disposition created in the ordinary course of the oil and gas business to the extent that it is not in default at the time of its creation;

(w)	lessors’ royalties, overriding royalty interests, freehold royalties, gross royalty certificates, net carried interests and other similar interests, in each case affecting the Issuer’s or a Guarantor’s oil and gas properties and entered into in the ordinary course of business and in accordance with good industry practice;

(x)	Liens which encumber or charge the assets of a Guarantor and which are in favour of the Issuer or another Guarantor;

(y)	Liens incurred in the ordinary course of the oil and gas business in respect of take or pay obligations under Hydrocarbon sales contracts, provided such Liens relate only to the right to take Hydrocarbons without payment therefor;

(z)	any lease or sublease of substances other than Hydrocarbons, provided that such lease or sublease does not materially interfere with the enjoyment of any material reserves;

(aa)	a farmout or overriding royalty interest created in respect of the Issuer’s Hydrocarbon Properties that is granted or entered into with arm’s length third parties, in the ordinary course of business and, in the judgment of the Issuer, acting reasonably, is necessary or advisable to grant or enter into in order to facilitate the orderly exploration or development of such Hydrocarbon Properties; and

(bb)	any extension, renewal or replacement of any of the foregoing;

provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Indebtedness of the Issuer or any Guarantor or their property (other than a substitution of like property), except Liens in respect of Capitalized Lease Obligations and Purchase Money Liens as permitted by clause (a) of this definition. For the avoidance of doubt, the interest of a lessor in property subject to a lease under which Operating Lease Obligations arise shall not constitute a Lien.

“Person” or “person” means an individual, corporation, limited liability company, unlimited liability company, company, trust, trustee, association, joint venture entity, partnership, unincorporated organization, Governmental Authority or other entity; and pronouns have a similarly extended meaning.

“Plan of Liquidation” with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (a) the sale, lease, conveyance or other disposition of all or substantially all of the properties, interests or assets of such Person other than as an entirety or substantially as an entirety; and (b) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining properties, interests or assets of such Person to holders of Equity Interests of such Person.

“Premium” means (a) at any time, if Section 5.1 applies, the excess of the optional redemption price of the Notes subject to such optional redemption set forth in the Supplemental Indenture or Terms Schedule authorizing or providing for the issue thereof over the principal amount of such Notes and (b) if Section 8.12 applies, 1% of the principal amount of the Notes subject to such purchase.

“Purchase Money Lien” means a Lien taken or reserved in personal property to secure payment of all or part of its purchase price (or to secure financing to fund such purchase price), provided that such Lien (a) secures an amount not exceeding the lesser of (i) the purchase price of such personal property and (ii) the Fair Market Value of such personal property at the time such Lien is taken or reserved, (b) extends only to such personal property and its proceeds, and (c) is granted prior to or within 30 days after the purchase of such personal property.

“Ratings Decline” means the rating on the Notes is lowered to below an Investment Grade Rating by more than half of the Specified Rating Agencies if there are three or more Specified Rating Agencies or all of the Specified Rating Agencies if there are fewer than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Notes as aforesaid, would constitute the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control, and (b) public notice of the occurrence of a Change of Control or of the Issuer’s intention or agreement to effect a Change of Control.

“Record Date” means, in respect of a Series of Notes, with respect to any Interest Payment Date, the close of business on the day which is five Business Days before such Interest Payment Date.

“Redemption Date” has the meaning ascribed to such term in Section 5.3.

“Redemption Price” means with respect to a Note to be redeemed, unless otherwise provided in a Terms Schedule or Supplemental Indenture in respect of a particular Series of Notes, the principal amount of the Notes being redeemed together with interest on the principal amount of such Notes so redeemed accrued and unpaid to, but excluding, the Redemption Date and payable on the Redemption Date fixed for such Notes, if any.

“Redemption Price Calculation Date” means the date on which the Redemption Price is to be calculated for Notes that do not have a fixed Redemption Price, which date shall be specified in the applicable Terms Schedule or Supplemental Indenture in respect of each Series of Notes.

“Register” means a register for the registration of Notes which the Trustee or a Registrar is required or permitted to maintain pursuant to Section 3.1.

“Registrar” means the Trustee or a Person other than the Trustee designated by the Issuer to keep a Register.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., its affiliates and any successors thereto.

“SEC” has the meaning ascribed thereto in Section 7.5.

“Secured Debt Basket Cap” means, at any time, an amount equal to 10.0% of the Consolidated Net Tangible Assets as at the end of the most recent Fiscal Quarter for which financial statements were required to have been delivered in accordance with this Indenture.

“Securities” means any stock, shares, units, instalment receipts, voting trust certificates, bonds, debentures, notes, other evidences of indebtedness, or other documents or instruments commonly known as securities or any certificates of interest, shares or participation in temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe for, purchase or acquire any of the foregoing.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + established under National Instrument 13-103 – System for Electronic Document Analysis and Retrieval + (SEDAR+).

“Series” means a series of Notes which, unless otherwise specified in a Supplemental Indenture or a Terms Schedule providing for the issuance of such series of Notes, consists of those Notes which have identical terms, regardless of whether such Notes are designated as a series or were or are to be issued at the same time.

“Shareholders’ Equity” means, at any time, the shareholders’ equity of the Issuer, determined on a Consolidated basis as at such time.

“Specified Rating Agency” shall mean each of DBRS, Fitch, Moody’s and S&P as long as, in each case, it has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Issuer’s control; provided that if one or more of Moody’s, S&P, DBRS or Fitch ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer’s control, the Issuer may select any other “designated rating organization” within the meaning of National Instrument 41-101 – General Prospectus Requirements as a replacement agency for such one or more of them, as the case may be.

“Stated Maturity” means, with respect to any Indebtedness, the date specified in the agreement or instrument governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such Indebtedness is due and payable, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person:

(a)	any corporation, limited liability company, association, trust or other business entity of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) to vote in the election of the Board of Directors thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(b)	any partnership or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests or units, as applicable, are owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of membership, general, special or limited partnership interests, units or otherwise, and (ii) that Person or any Subsidiary of that Person is a controlling general partner or otherwise controls such entity.

Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.

“Successor” has the meaning ascribed to such term in Section 10.1.

“Supplemental Indenture” means an indenture supplemental to this Indenture pursuant to which, among other things, Notes may be authorized for issue or this Indenture may be amended.

“Tax Act” has the meaning ascribed to such term in Section 2.16.

“Term Sheet” means any term sheet or offering document used by the Issuer in respect of the offering of the Notes.

“Terms Schedule” means a schedule setting out the terms and conditions that are applicable to the Notes or Additional Notes specified therein.

“Threshold Amount” means an amount equal to the greater of (a) 4% of Shareholders’ Equity, and (b) $100,000,000.

“Trustee” means Computershare Trust Company of Canada, or its successor or successors for the time being as trustee hereunder.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

“Voting Shares” with respect to any Person, means securities of any class of Equity Interests of such Person entitling the holders thereof (whether at all times or only so long as no senior class of shares or other relevant Equity Interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

1.2	Meaning of “outstanding” for Certain Purposes

Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled or delivered to the Trustee for cancellation or money for the payment or redemption thereof has been set aside pursuant to Sections 2.9 or 5.5 or Article 9, provided that:

(a)	if a new Note has been issued in substitution for a Note that has been mutilated, lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b)	Notes that have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof; and

(c)	for the purpose of any provision of this Indenture entitling holders of outstanding Notes to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or to constitute a quorum at any meeting of Noteholders, Notes beneficially owned directly or indirectly by the Issuer or any Affiliate of the Issuer shall be disregarded; provided that

(i)	for the purpose of determining whether (A) the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action or (B) the Noteholders present or represented by proxy at any meeting of Noteholders constitute a quorum, only the Notes which the Trustee knows are so owned shall be so disregarded; and

(ii)	Notes so owned that have been pledged in good faith other than to the Issuer or an Affiliate of the Issuer shall not be disregarded if the pledgee shall establish to the satisfaction of the Trustee, acting reasonably, the pledgee’s right to vote, sign consents, requisitions or other instruments or take such other actions free from the control of the Issuer or any Affiliate of the Issuer.

1.3	Interpretation Not Affected by Headings

The division of this Indenture into Articles, Sections and clauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4	Extended Meanings

In this Indenture, unless otherwise expressly provided herein or unless the context otherwise requires, words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; references to “Indenture”, “this Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this trust indenture, and not to any particular Article, Section, clause or other portion hereof, and include all Schedules and amendments hereto, modifications or restatements hereof, and any and every Supplemental Indenture and Terms Schedule; and the expressions “Article”, “Section”, “clause”, “Schedule”, and “Exhibit” followed by a number, letter or combination of numbers and letter refer to the specified Article, Section or clause of or Schedule to this Indenture.

1.5	Day Not a Business Day

Except as otherwise provided herein, if any day on which an amount is to be determined, any period of time would begin or end, any calculation is to be made or any action is to be taken hereunder at a particular location is not a Business Day, then such amount shall be determined, such period of time shall begin or end, such calculation shall be made or such action shall be taken at or before the requisite time on the next succeeding day that is a Business Day at such location.

1.6	Currency

Except as otherwise provided herein, all references in this Indenture to “Canadian dollars” “dollars” and “$” are to lawful money of Canada.

1.7	Conversion of Currency

(a)	If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under the Indenture to the holder from another currency to Canadian dollars, the Issuer and each Guarantor has agreed, and each holder by holding such Note will be deemed to have agreed, to the fullest extent that the Issuer, each Guarantor and they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such holder could purchase Canadian dollars with such other currency in Toronto, Ontario on the Business Day preceding the day on which final judgment is given.

(b)	The Issuer’s and the Guarantors’ obligations to any holder will, notwithstanding any judgment in a currency (the “judgment currency”) other than Canadian dollars, be discharged only to the extent that on the Business Day following receipt by such holder or the Trustee, as the case may be, of any amount in such judgment currency, such holder may, in accordance with normal banking procedures, purchase Canadian dollars with the judgment currency. If the amount of the Canadian dollars so purchased is less than the amount originally required to be paid to such holder or the Trustee in the judgment currency (as determined in the manner set forth in Section 1.7(a)), as the case may be, each of the Issuer and the Guarantors, jointly and severally, agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the holder and the Trustee, as the case may be, against any such loss or deficiency. If the amount of the Canadian dollars so purchased is more than the amount originally required to be paid to such holder or the Trustee, as the case may be, such holder or the Trustee, as the case may be, will pay the Issuer or the applicable Guarantor such excess; provided that such holder or the Trustee, as the case may be, shall not have any obligation to pay any such excess as long as a Default under the Notes or the Indenture has occurred and is continuing or if the Issuer or the Guarantors shall have failed to pay any holder any amounts then due and payable under the Notes or the Indenture, in which case such excess may be applied by such holder or the Trustee to such obligations.

1.8	Statutes

Each reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.9	Invalidity of Provisions

Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.10	Applicable Law

This Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in the Province of Alberta and shall be treated in all respects as Alberta contracts. Each party submits to the exclusive jurisdiction of any Alberta courts sitting in Calgary in any action, application, reference or other proceeding arising out of or related to this Indenture and the Notes and agrees that all claims in respect of any such action, application, reference or other proceeding shall be heard and determined in such Alberta courts. The parties hereto hereby waive any right they may have to require a trial by jury of any proceeding commenced in connection herewith.

1.11	Language

In the event of any contradiction, discrepancy or difference between the English language version and the French or other language version of the text of a Note, the English language version of the text shall govern. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachment soient rédigés en anglais.

1.12	Calculations

The Issuer shall be responsible for making all calculations called for hereunder. The Issuer shall make such calculations in good faith and, absent manifest error, the Issuer’s calculations shall be final and binding on Noteholders and the Trustee. The Issuer will provide a schedule of its calculations to the Trustee and the Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

Article 2
THE NOTES

2.1	Limit of Issue

The aggregate principal amount of Notes which may be issued under this Indenture is unlimited, provided that Notes may be issued hereunder only upon the terms and subject to the conditions herein contained.

2.2	Issuance in Series

The Notes may be issued in one or more Series. The Notes of each Series shall be designated in such manner, shall bear such date or dates and mature on such date or dates, shall bear interest, if any, at such rate or rates accruing from and payable on such date or dates, may be issued at such times and in such denominations, may be redeemable before maturity in such manner and subject to payment of such Premium or without Premium, may be payable as to principal, interest and Premium at such place or places and in such currency or currencies, may be payable as to principal, interest and Premium in Securities of the Issuer or any other Person, may provide for such mandatory redemption, sinking fund or other analogous prepayment obligations, may provide for the payment of a yield maintenance amount, may contain such provisions for the exchange or transfer of Notes of different denominations and forms, may have attached thereto or issued therewith Securities entitling the holders to subscribe for, purchase or acquire Securities of the Issuer or any other Person upon such terms, may give the holders thereof the right to convert Notes into Securities of the Issuer or any other Person upon such terms, may be defeasible at the option of the Issuer, and may contain such other provisions not inconsistent with this Indenture, as may be determined by the Issuer at or prior to the time of issue of the Notes of such Series and set forth in a Terms Schedule or, to such extent as the Issuer deems appropriate, in a Supplemental Indenture pertaining to the Notes of such Series; provided that, the Notes of each Series shall have a Stated Maturity of not less than one year from the original issuance date of Notes of such Series. At the option of the Issuer, the maximum principal amount of Notes of any Series may be limited, such limitation to be expressed in the Terms Schedule or Supplemental Indenture providing for the issuance of the Notes of such Series; provided that any such limitation may be increased at any time by the Issuer.

2.3	Form of Notes

(a)	The Notes of any Series may be of different denominations and forms and may contain such variations of tenor and effect, not inconsistent with this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of Notes of different denominations or forms and in the provisions for the registration or transfer of Notes, and any Series of Notes may consist of Notes having different dates of issue, different dates of maturity, different rates of interest, different redemption prices, different sinking fund provisions, and partly of Notes carrying the benefit of a sinking fund and partly of Notes with no sinking fund provided therefor.

(b)	Subject to Section 2.3(a) and subject to any limitation as to the maximum principal amount of Notes of any particular Series, any Note may be issued as part of any Series of Notes previously issued.

(c)	All Notes shall be in the form specified by the Issuer in the Supplemental Indenture or Terms Schedule relating to the issuance thereof and approved by the Trustee, whose approval shall be conclusively evidenced by its certification thereof.

(d)	The Notes of any Series may be engraved, lithographed, printed, mimeographed or typewritten, or partly in one form and partly in another, as the Issuer may determine, provided that if the Notes of any Series are issued in mimeographed or typewritten form, the Issuer, on the demand of any registered holder thereof, shall make available within a reasonable time after such demand, without expense to such holder, engraved, lithographed or printed Notes in exchange therefor.

2.4	Notes to Rank Equally

The Notes will be direct unsecured obligations of the Issuer and will rank equal in right of payment with each other Series of Notes issued under this Indenture (regardless of their Series or actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other existing and future Indebtedness of the Issuer that is not expressly subordinated in right of payment to the Notes, except as to sinking fund provisions applicable to different Series of Notes and other similar types of obligations of the Issuer.

2.5	Book Entry Only Notes

(a)	Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, each Series of Notes shall be issued as Book Entry Only Notes represented by one or more Global Notes registered in the name of the Depository or its nominee. Each Global Note shall bear the legend set out in Schedule “A” (or such updated legend as may be specified by the Depository from time to time).

(b)	Beneficial owners of Book Entry Only Notes will have no right to receive definitive Notes until such time, if any, as:

(i)	the Issuer determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of Global Notes, and the Issuer is unable to locate a qualified successor;

(ii)	the Depository notifies the Issuer that it is unwilling or unable to continue to act as depository in connection with such Notes and the Issuer is unable to locate a qualified successor;

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Issuer is unable to locate a qualified successor;

(iv)	the Issuer elects, in respect of any Series of Notes, to terminate the book entry only registration of such Notes through the Depository; or

(v)	the Depository determines to transfer the Notes in accordance with Section 3.3(d);

following which definitive Notes in fully registered form shall be issued in exchange for such Global Note or Global Notes, registered in such names and in such denominations (in denominations of $2,000 and integral multiples of $1,000 in excess thereof) as the Depository for such Global Note or Global Notes, pursuant to instructions from its direct or indirect Participants or otherwise, shall instruct the Trustee, provided that the aggregate principal amount of the definitive Notes shall be equal to the principal amount of the Global Note or Global Notes so exchanged.

(c)	The Issuer, at its option, may at any time and from time to time require that any Global Note be issued as an uncertificated Note. If the Issuer requires that any Global Note be issued as an uncertificated Note, the Issuer shall provide notice of such uncertificated issuance to the Trustee and the Trustee, shall certify such uncertificated Global Note (whether upon original issuance, exchange, registration of transfer, partial payment, redemption or conversion or otherwise) by completing its Internal Procedures and the Issuer shall thereupon be deemed to have duly and validly issued such uncertificated Global Note under this Indenture. Such certification shall be conclusive evidence that such uncertificated Global Note has been duly issued hereunder and that the holder of such uncertificated Global Note is entitled to the benefits of this Indenture. The Register shall be final and conclusive evidence as to all matters relating to uncertificated Notes with respect to which this Indenture requires the Trustee to maintain records or accounts. The delivery of a confirmation of registration an uncertificated Global Note in the name of the Depository or its nominee by the Trustee to such Depository shall constitute delivery of the uncertificated Global Note to the related Depository. The Trustee is authorized by the Issuer to provide further assurances and reports required by the Depository in order to confirm the Depository’s registered holding of an uncertificated Global Note. No uncertificated Global Note shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been certified by the Trustee and the particulars of the uncertificated Global Note have been entered on the Register. Such entry on the Register of the particulars of an uncertificated Global Note shall be conclusive evidence that such uncertificated Global Note is a valid and binding obligation of the Issuer and that the holder is entitled to the benefits of this Indenture.

2.6	Signatures on Notes

All Notes shall be signed (either manually or by facsimile or other electronic signature howsoever delivered) on behalf of the Issuer by any two Officers. A facsimile or other electronic signature howsoever delivered on any Note shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile or other electronic signature was reproduced, and each Note so signed shall be valid and binding upon the Issuer notwithstanding that any individual whose signature (either manual or facsimile or other electronic signature howsoever delivered) appears on a Note is not at the date of this Indenture or at the date of the Note or at the date of the certification and delivery thereof an Officer.

2.7	Certification

No Note shall be issued or, if issued, shall be obligatory or entitle the holder thereof to the benefit hereof until it has been certified by or on behalf of the Trustee. Such certificate on any Note shall be conclusive evidence that such Note has been duly issued hereunder and is a valid obligation of the Issuer.

The certificate of the Trustee signed on any Note shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of such Note or its issuance. The certificate of the Trustee on any Note shall, however, be a representation and warranty by the Trustee that such Note has been duly certified by or on behalf of the Trustee pursuant to this Indenture.

2.8	Concerning Interest

(a)	Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes:

(i)	every Note of a Series, whether issued originally or in exchange or in substitution for previously issued Notes, shall bear interest from and including the later of:

(A)	its date of issue; and

(B)	the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Notes of the same Series;

(ii)	interest shall be payable semi-annually in arrears and in equal instalments to Noteholders on the Record Date for each applicable Interest Payment Date;

(iii)	interest payable for any period of less than six months shall be computed on the basis of a year of 365 days; and

(iv)	whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year.

(b)	Subject to accrual of any interest on unpaid interest from time to time, interest on each Note will cease to accrue from the earlier of the Maturity Date of such Note and, if such Note is called for redemption, the Redemption Date, unless, in each case, upon due presentation and surrender of such Note for payment on or after such Maturity Date or Redemption Date, as the case may be, such payment is improperly withheld or refused by the Issuer.

(c)	In this Indenture, or in the Notes, where there is reference, in any context, to the payment of interest, such reference is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Note, and express reference to interest on amounts in default under this Indenture will not be construed as excluding such interest in those provisions of this Indenture in which such reference is not made.

(d)	Except as otherwise provided herein or in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, if the date for payment of any amount of principal, Premium or interest in respect of any Note is not a Business Day at the place of payment, then payment will be made on the next Business Day at such place and the holder of such Note will not be entitled to any further interest or other payment in respect of the delay unless such date would fall in the following month, in which case such amount shall be determined or such action shall be taken at or before the requisite time on the prior day that is a Business Day at such location.

(e)	Except as otherwise provided herein or in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, the Issuer shall pay the interest due upon the principal amount of each interest-bearing Note (except interest payable on maturity or redemption of a Note which, at the option of the Issuer, may be paid only upon presentation of such Note for payment) by forwarding or causing to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Trustee and the Issuer determine to be appropriate) a cheque for such interest (less any tax required by law to be deducted or withheld) payable to the holder of such Note on the Record Date for each applicable Interest Payment Date at the address appearing on the Register unless otherwise directed in writing by the holder or, in the case of registered joint holders, payable to all such joint holders and addressed to one of them at the last address appearing in the applicable Register and negotiable at par at each of the places at which interest upon such Note is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on such Note to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld) unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Noteholder or the loss, theft or destruction thereof, the Issuer, upon being furnished with evidence of such non-receipt, loss, theft or destruction and an indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Noteholder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, the Issuer, at its option, may cause the amount payable in respect of interest to be paid to a Noteholder by wire transfer to an account maintained by such Noteholder or in any other manner acceptable to the Trustee.

(f)	If payment of interest is made by cheque, such cheque shall be forwarded at least three Business Days prior to the applicable Interest Payment Date, and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on the applicable Interest Payment Date.

(g)	If a Series of Notes or any portion thereof is represented by a Global Note, then all payments of interest on the Global Note shall be made by wire transfer to the Depository or its nominee for subsequent payment to Beneficial Holders of that Global Note, unless the Issuer and the Depository otherwise agree. Such funds as are required for the payment of interest (less any tax required by law to be deducted or withheld) on the Global Note to the Depository shall be deposited by the Issuer with the Trustee by wire transfer on or before 10:00 a.m. (Toronto Time) on the Business Day prior to the Interest Payment Date. The Trustee shall use the funds deposited by the Issuer with the Trustee to pay to the Depository on the Interest Payment Date the interest on the Global Note then due. The deposit of funds by the Issuer with the Trustee with respect to the payment of interest on a Global Note will satisfy and discharge the liability of the Issuer in respect of the interest then due on such Global Note to the extent of the amount deposited (plus the amount of any tax deducted and withheld). None of the Issuer, the Trustee or any agent of the Trustee for any Note issued as a Global Note will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Note or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.9	Payments of Amounts Due on Maturity

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, the Issuer will establish and maintain with the Trustee a Debt Account for each Series of Notes. Each such Debt Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. Prior to 10:00 a.m. (Toronto time) on the Business Day prior to each Maturity Date for outstanding Notes, the Issuer will deposit in the applicable Debt Account an amount sufficient to pay the principal amount of, Premium (if any) on and accrued and unpaid interest (if any) payable in respect of such Notes (less any taxes required by law to be deducted or withheld). The Trustee will use the funds deposited in a Debt Account to pay to the holder of a Note entitled to receive payment, the principal amount of, Premium on and any accrued and unpaid interest payable on the Note upon surrender of the Note at the Corporate Trust Office or at such other place or places as shall be designated for such purpose from time to time by the Issuer and the Trustee. The deposit of such amount to the applicable Debt Account will satisfy and discharge the liability of the Issuer for the Notes to which the deposit relates to the extent of the amount deposited (plus the amount of any taxes deducted or withheld) and such Notes will thereafter no longer be considered to be outstanding and the holders thereof will have no right with respect thereto other than the right to receive out of the amount so deposited the respective amounts to which the holders are entitled. Failure to make a deposit as required pursuant to this Section 2.9 shall constitute an Event of Default in payment on the Notes in respect of which the deposit was required to have been made.

2.10	Interim Notes

(a)	Pending the preparation and delivery to the Trustee of definitive Notes of any Series, the Issuer may execute in lieu thereof (but subject to the same provisions, conditions and limitations as herein set forth) and the Trustee may certify interim printed, mimeographed or typewritten Notes, in such forms and in such denominations and with such appropriate omissions, insertions and variations as may be approved by the Trustee and any two Officers, on behalf of the Issuer (whose certification or signature, either manual or facsimile or other electronic signature, on any such interim Notes shall be conclusive evidence of such approval) entitling the holders thereof to receive definitive Notes of such Series in any authorized denominations and forms when the same are prepared and ready for delivery, without expense to the holders, but the total amount of interim Notes of any Series so issued shall not exceed the total amount of Notes of such Series for the time being authorized. Forthwith after the issuance of any such interim Notes, the Issuer shall cause to be prepared the appropriate definitive Notes for delivery to the holders of such interim Notes.

(b)	Any interim Notes when duly issued shall, until exchanged for definitive Notes, entitle the holders thereof to rank for all purposes as Noteholders and otherwise in respect of this Indenture to the same extent and in the same manner as though such exchange had actually been made. When exchanged for definitive Notes, such interim Notes shall forthwith be cancelled by the Trustee. Any interest paid upon interim Notes shall be noted thereon by the Paying Agent at the time of payment unless paid by cheque to the registered holder thereof.

2.11	Issue of Substitutional Notes

If any Note issued and certified hereunder shall become mutilated or be lost, destroyed or stolen, the Issuer, in its sole discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Note of similar date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Note or in lieu of and in substitution for such lost, destroyed or stolen Note. The substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefit hereof and rank equally in accordance with its terms with all other Notes issued or to be issued hereunder. The applicant for a new Note shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Issuer and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as shall be satisfactory to the Issuer and to the Trustee in their discretion, acting reasonably, and such applicant will also be required to furnish an indemnity and surety bond, in amount and form satisfactory to the Issuer and the Trustee in their discretion, acting reasonably, and shall pay the reasonable charges of the Issuer and the Trustee in connection therewith.

2.12	Option of Holder as to Place of Payment

Except as herein otherwise provided, all amounts which at any time become payable on account of any Note, including any principal thereof or interest or Premium thereon, shall be payable at the option of the holder at any of the places at which the principal, interest and Premium in respect of such Note are payable.

2.13	Record of Payment

(a)	The Trustee shall maintain accounts and records evidencing each payment of principal of and Premium and interest on Notes, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

(b)	None of the Issuer, the Trustee, any Registrar or any Paying Agent will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Note or for maintaining, reviewing or supervising any records relating to such beneficial interests.

2.14	Surrender for Cancellation

If the principal amount due upon any Note shall become payable before the Stated Maturity thereof, the Person presenting such Note for payment shall surrender such Note to the Trustee for cancellation and the Issuer shall pay or cause to be paid the principal amount of such Note, the Premium, if any, and the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an Interest Payment Date) and Article 9 shall apply to such Note.

2.15	Right to Receive Indenture

Each Noteholder is entitled to receive from the Issuer or the Trustee a copy of this Indenture upon written request.

2.16	Withholding Tax

Except as provided in a Guarantee given by a Guarantor that is a non-resident of Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”), the Issuer and any Guarantor, as applicable, will be entitled to deduct and withhold, including via any Paying Agent, any applicable taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of any Governmental Authority, including pursuant to the Tax Act, from any payment to be made on or in connection with the Notes (including in connection with a conversion, redemption, exchange or repayment of the Notes) and, provided that the Issuer or such Guarantor, as applicable, remits such withheld amount to the applicable Governmental Authority and files all required forms in respect thereof within the time required by applicable law and promptly provides copies of such remittance and filing to the Trustee and the relevant Noteholder, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Issuer’s obligations under the Notes and there is no obligation on the Issuer or any applicable Guarantor to gross-up amounts paid to a holder net of such deductions or withholdings. All determinations regarding any such deduction or withholding shall be made by the Issuer, acting reasonably. The Issuer shall provide the Trustee and the relevant Noteholder with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of such forms received by the Issuer or any applicable Guarantor from such Governmental Authority promptly after receipt thereof.

The Trustee shall have no obligation to verify any deduction, withholding or payment made on account of taxes under the Tax Act or any provision of provincial, territorial, state, local or foreign tax law. The Trustee shall at all times be indemnified and held harmless by the Issuer from and against any liabilities of the Trustee incurred in connection with the failure of the Issuer, any applicable Guarantor or any agent thereof to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act. This indemnification shall survive the resignation or removal of the Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in its capacity as Trustee or as Paying Agent and in connection with taxation years occurring during the term of this Indenture.

Article 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF NOTES

3.1	Registers

The Issuer will cause to be kept at the Corporate Trust Office, or at such other place as shall be agreed in writing by the Issuer and the Trustee, a central register (the “Central Register”) and may cause to be kept in such other place or places by the Trustee or by such other Registrar or Registrars (if any) as the Issuer may designate, branch registers (each a “Register” and collectively with the Central Register the “Registers”) in each of which will be entered the names and latest known addresses of Noteholders and the other particulars, as prescribed by law, of the Notes held by each of them and of all transfers of such Notes. Such registration will be noted on such Notes by the Trustee or other Registrar. Every Registrar (including the Trustee) from time to time shall, when requested to do so by the Issuer or by the Trustee, furnish the Issuer or the Trustee, as the case may be, with a list of the names and addresses of the Noteholders entered on the Register kept by such Registrar showing the principal amount and serial numbers of such Notes held by each holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

The Registers referred to in this Section 3.1 shall at all reasonable times, during the regular business hours of the Trustee and upon payment of its reasonable fees, be open for inspection by the Issuer, the Trustee, any Noteholder and any Person who has a beneficial interest in a Global Note who provides a sworn affidavit confirming such beneficial ownership.

3.2	Transfers of Notes

(a)	A registered holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to Section 3.1.

(b)	No transfer of a Note will be effective as against the Issuer unless:

(i)	such transfer is made by the registered holder of the Note or the executor, administrator or other legal representative of, or any attorney for, the registered holder, duly appointed by an instrument in form and execution satisfactory to the Trustee or other Registrar, in each case acting reasonably, upon surrender to the Trustee or other Registrar of the Note and a duly executed form of transfer;

(ii)	such transfer is made in compliance with such reasonable requirements as the Trustee or other Registrar may prescribe; and

(iii)	such transfer has been duly noted on such Note and on one of the appropriate Registers by the Trustee or other Registrar.

(c)	Notwithstanding Section 3.2(a), a registered holder of a Note may transfer such Note only in compliance with the provisions of any legend or legends thereon restricting transfer.

3.3	Restrictions on Transfer of Global Notes

Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the Depository except in the following circumstances or as otherwise specified in a Terms Schedule or Supplemental Indenture relating to such Note:

(a)	a Global Note may be transferred by the Depository to the nominee of the Depository or by a nominee of the Depository to the Depository or to another nominee of the Depository or by the Depository or its nominee to a successor Depository or its nominee;

(b)	a Global Note may be transferred at any time after the Depository for such Global Note has notified the Issuer or the Issuer determines that the Depository is unwilling or unable or no longer eligible to continue as Depository for such Global Note;

(c)	a Global Note may be transferred at any time after the Issuer has determined, in its sole discretion, that the Notes represented by such Global Note shall no longer be held as Book Entry Only Notes; and

(d)	a Global Note may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Notes of the Series issued in the form of a Global Note, provided that at the time of such transfer the Event of Default has not been waived in accordance with this Indenture.

3.4	Registration of Transfer or Exchange

A holder will be able to register the transfer of or exchange Notes only in accordance with this Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by this Indenture. Without the prior consent of the Issuer, the Registrar is not required (a) to register the transfer of or exchange any Note selected for redemption, (b) to register the transfer of or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or (c) to register the transfer or exchange of a Note between a Record Date and the next succeeding Interest Payment Date.

3.5	Closing of Registers

(a)	Except in the case of the Central Register, the Issuer shall have power at any time to close any Register. The Issuer will transfer the registration of any Notes registered on a Register which the Issuer closes to another existing Register or to a new Register and thereafter such Notes will be deemed to be registered on such existing or new Register, as the case may be. If the Register in any place is closed and the records transferred to a Register in another place, notice of such change will be given to each Noteholder registered in the Register so closed and the particulars of such change will be recorded in the Central Register.

(b)	Neither the Issuer nor the Trustee nor any Registrar shall be required to effect transfers or exchanges of Notes of any Series:

(i)	from the day of any selection by the Trustee of Notes of that Series to be redeemed until the day on which notice of redemption is mailed pursuant to Section 5.3; or

(ii)	that have been selected or called for redemption in whole or in part unless, upon due presentation thereof for redemption, such Notes are not redeemed.

3.6	Exchange of Notes

(a)	Subject to Section 3.5, Notes in any authorized form or denomination may be exchanged for Notes in any other authorized form or denomination, any such exchange to be for an equivalent aggregate principal amount of Notes of the same Series carrying the same rate of interest and having the same Maturity Date and the same redemption and sinking fund provisions, if any.

(b)	Notes of any Series may be exchanged at the Corporate Trust Office or at such other place or places (if any) as may be specified in the Notes of such Series or in the Terms Schedule or Supplemental Indenture providing for the issuance thereof, and at such other place or places (if any) as may from time to time be designated by the Issuer. Any Notes tendered for exchange shall be surrendered to the Trustee. The Issuer shall execute and the Trustee shall certify all Notes necessary to carry out such exchanges. All Notes surrendered for exchange shall be cancelled.

(c)	Notes issued in exchange for Notes which at the time of such issuance have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect, provided that:

(i)	Notes which have been selected or called for redemption may not be exchanged for Notes of larger denominations; and

(ii)	if a Note that has been selected or called for redemption in part is presented for exchange into Notes of smaller denominations, the Trustee shall designate, according to such method as the Trustee shall deem equitable, particular Notes of those issued in exchange, which shall be deemed to have been selected or called for redemption, in whole or in part, and the Trustee shall note thereon a statement to that effect.

3.7	Ownership and Entitlement to Payment

(a)	The Person in whose name a Note is registered shall be deemed to be the owner thereof for all purposes of this Indenture and payment of or on account of the principal of and Premium and interest on such Note shall be made only to or upon the order in writing of such Person, and each such payment shall discharge the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid.

(b)	If a Note is registered in the name of more than one Person, the principal, Premium and interest from time to time payable in respect thereof may be paid to the order of all such Persons, failing written instructions from such Persons to the contrary, and each such payment shall discharge the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid.

(c)	Notwithstanding any other provision of this Indenture, all payments (including principal, Premium and interest) in respect of Notes represented by a Global Note shall be made or caused to be made to the Depository or its nominee. The Issuer understands that such payments will be subsequently paid by the Depository or its nominee to holders of beneficial interests in such Global Note; however, the Issuer shall have no responsibility or liability in respect of such subsequent payments.

(d)	The registered holder of a Note shall be entitled to the principal, Premium and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Issuer and the original or any intermediate holder thereof, and all Persons may act accordingly. The receipt by any such registered holder of any such principal, Premium or interest shall be a good and sufficient discharge to the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid, and neither the Issuer nor the Trustee shall be bound to inquire into the title of any such registered holder.

3.8	Evidence of Ownership

The Issuer and the Trustee may treat the registered holder of a Note as the owner thereof without actual production of such Note for the purpose of any Noteholders’ Request, requisition, direction, consent, instrument or other document to be made, signed or given by the holder of such Note.

3.9	No Notice of Trusts

Neither the Issuer nor the Trustee nor any Registrar nor any Paying Agent shall be bound to take notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied, resulting or constructive, in respect of any Note or otherwise) by the owner or the registered holder of a Note or any Person whom the Issuer or the Trustee treats, as permitted or required by law, as the owner or the registered holder of such Note, and the Issuer, the Trustee and any Registrar may transfer such Note on the direction of the Person so treated or registered as the holder thereof, whether named as trustee or otherwise, as though that Person was the beneficial owner of such Note.

3.10	Charges for Transfer and Exchange

(a)	For each Note exchanged or transferred, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon in writing by the Trustee and the Issuer from time to time), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(b)	Notwithstanding Section 3.10(a), no charge (except a charge to reimburse the Trustee or other Registrar for any stamp taxes or governmental or other charges) shall be made to a Noteholder of any Series:

(i)	for any exchange or transfer of any Note applied for within a period of 45 days from the date of the first delivery of Notes of such Series;

(ii)	for any exchange after such period referred to in Section 3.10(b)(i) of Notes in denominations in excess of $1,000 for Notes in lesser denominations, provided that the Notes surrendered for exchange shall not have been issued as a result of any previous exchange other than an exchange pursuant to Section 3.10(b)(i);

(iii)	for any exchange of any interim Note that has been issued pursuant to Section 2.10; or

(iv)	for any exchange of any Note resulting from a partial redemption pursuant to Section 5.2.

Article 4
ISSUE, CERTIFICATION AND DELIVERY OF NOTES AND ADDITIONAL NOTES

4.1	Issue, Certification and Delivery of Notes and Additional Notes

(a)	The Issuer may issue, and the Trustee shall certify and deliver to or to the Order of the Issuer, Notes and Additional Notes issuable under this Indenture, but only upon receipt by the Trustee of the following:

(i)	an Officers’ Certificate stating that no Event of Default has occurred and is continuing;

(ii)	an Order of the Issuer for the certification and delivery of such Notes or Additional Notes, which shall specify the principal amount of Notes or Additional Notes requested to be certified and delivered, and to which is attached the Supplemental Indenture or Terms Schedule setting out the terms and conditions of such Notes or Additional Notes; and

(iii)	an Opinion of Counsel to the effect that all requirements of this Indenture, any applicable Supplemental Indenture and applicable law in connection with the issue of such Notes or Additional Notes have been complied with.

(b)	Upon the certification and delivery by the Trustee of Notes or Additional Notes in accordance with an Order of the Issuer, the Supplemental Indenture or Terms Schedule attached to such Order of the Issuer shall be deemed to form part of this Indenture.

4.2	No Notes or Additional Notes to be Certified during Event of Default

No Notes or Additional Notes shall be certified and delivered hereunder if, at the time of such certification and delivery, to the knowledge of the Trustee, an Event of Default has occurred and is continuing.

Article 5

REDEMPTION AND PURCHASE OF NOTES

5.1	General

So long as no Event of Default has occurred and is continuing, the Issuer shall have the right at its option to redeem, either in whole at any time or in part from time to time before the Stated Maturity, Notes of any Series which by their terms are made so redeemable, at such rate or rates of Premium and on such date or dates and on such terms and conditions as shall have been determined at the time of issuance of such Notes and as shall be expressed in such Notes or in the Supplemental Indenture or Terms Schedule authorizing or providing for the issuance thereof. A redemption of Notes may, at the Issuer’s option, be conditional upon the occurrence of any event(s) or circumstance(s).

5.2	Partial Redemption of Notes

If less than all of the Notes of any Series for the time being outstanding are to be redeemed, the Issuer shall in each such case, at least 10 days before the date upon which the notice of redemption is required to be given, notify the Trustee in writing of the Issuer’s intention to redeem Notes of such Series and of the aggregate principal amount of Notes to be redeemed. The Notes to be redeemed shall be selected by the Trustee on a pro rata basis, disregarding fractions, according to the principal amount of Notes or in such other manner (which may include random selection by computer) as the Trustee shall deem equitable and expedient. For this purpose, the Trustee may make regulations with regard to the manner in which such Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders. Notes of denominations in excess of $2,000 may be selected and called for redemption in part only (such part being $2,000 or an integral multiple thereof), and, unless the context otherwise requires, reference to Notes in this Article 5 shall be deemed to include any such part of the principal amount of Notes which shall have been so selected and called for redemption. The holder of any Note called for redemption in part only, upon surrender of such Note for payment in accordance with this Indenture, shall be entitled to receive, without expense to such holder, one or more new Notes for the unredeemed part of the Note so surrendered, and the Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered.

5.3	Notice of Redemption

(a)	Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, notice of intention to redeem any of the Notes shall be given by or on behalf of the Issuer to the holders of Notes which are to be redeemed, not more than 60 days and not less than 10 days prior to the date fixed for redemption (the “Redemption Date”), in the manner provided in Section 12.2. Every notice of redemption shall specify the Series and the Maturity Date of the Notes called for redemption, the Redemption Date, the Redemption Price or the Redemption Price Calculation Date, as applicable, and the place or places of payment, and shall state that all interest thereon shall cease from and after the Redemption Date. In addition, unless all the outstanding Notes of a Series are to be redeemed, the notice of redemption shall specify:

(i)	in the case of a notice mailed or e-mailed to a Noteholder, the distinguishing letters and numbers of the Notes which are to be redeemed (or of such thereof as are registered in the name of such holder);

(ii)	in the case of a published notice, the distinguishing letters and numbers of the Notes which are to be redeemed or, if such Notes are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Notes so selected;

(iii)	in the case of Book Entry Only Notes, that the redemption will take place in such manner as may be agreed by the Depository, the Trustee and the Issuer;

(iv)	in all cases, the principal amounts of such Notes to be redeemed or, if any such Note is to be redeemed in part only, the principal amount of such part; and

(v)	if the redemption is conditional upon the occurrence of any event(s) or circumstances, the details and terms of any such conditions precedent (e.g., a financing, asset disposition, or other transaction).

(b)	If a redemption is subject to the satisfaction of a condition precedent, as described in the applicable notice of redemption, and if any such condition precedent has not been satisfied, the Issuer shall endeavor to provide written notice to the Trustee prior to the close of business five Business Days prior to the Redemption Date (or such shorter time period as may be acceptable to the Trustee). Upon receipt of such notice, the notice of redemption shall be rescinded or delayed, and the redemption of the applicable Notes shall be rescinded or delayed as provided in such notice. Upon receipt, the Trustee shall provide such notice to each Holder in the same manner in which the notice of redemption was given.

(c)	If a notice of redemption specifies a Redemption Price Calculation Date for any Notes, the Issuer shall deliver to the Trustee, not later than the second Business Day prior to the Redemption Date for such Notes, a Certificate of the Issuer which specifies the Redemption Price of such Notes.

5.4	Notes Due on Redemption Dates

Upon notice having been given as specified in Section 5.3, all the Notes so called for redemption shall thereupon be and become due and payable at the Redemption Price and on the Redemption Date specified in such notice, in the same manner and with the same effect as if such date was the Stated Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the money necessary to redeem such Notes shall have been deposited as provided in Section 5.5 and affidavits or other proof satisfactory to the Trustee, acting reasonably, as to the publication or mailing of such notices shall have been lodged with the Trustee, such Notes shall not be considered as outstanding hereunder and interest upon such Notes shall cease.

If any question shall arise as to whether any notice has been given as required or any deposit has been made, such question shall be decided by the Trustee, whose decision shall be final and binding upon all parties in interest.

5.5	Deposit of Redemption Amount

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, upon Notes having been called for redemption, the Issuer shall deposit with the Trustee or any Paying Agent to the order of the Trustee, by 10:00 a.m. (Toronto time) on the Business Day prior to the Redemption Date (or such other time as agreed by the Trustee), by wire transfer, such amount as may be sufficient to pay the Redemption Price of the Notes to be redeemed in the manner specified in the notice of redemption. The deposit of such amount by the Issuer with the Trustee will satisfy and discharge the liability of the Issuer in respect of the Redemption Price of the Notes to be redeemed to the extent of the amount deposited (plus the amount of any tax deducted or withheld). From the amount so deposited, the Trustee or the Paying Agent, as applicable, shall pay or cause to be paid to the holders of such Notes called for redemption, upon surrender of such Notes, the Redemption Price to which they are respectively entitled on the Redemption Date (less any taxes required by law to be deducted or withheld). If any question shall arise as to whether any deposit has been made, such question shall be decided by the Trustee, whose decision shall be final and binding upon all parties in interest.

5.6	Failure to Surrender Notes Called for Redemption

If the holder of any Note called for redemption fails on or before the date specified for redemption to surrender such Note, or does not within such time accept payment of the Redemption Price payable in respect thereof or give such receipt therefor, if any, as the Trustee may require, acting reasonably, such Redemption Price (less any taxes required by law to be deducted or withheld) may be deposited in trust either with the Trustee or with a chartered bank (which may be an Affiliate of the Trustee), at such rate of interest as the Trustee or such bank may allow, and such deposit (plus the amount of any taxes deducted or withheld) shall for all purposes be deemed a payment to such holder of the sum so deposited and, to that extent, the Note shall thereafter not be considered as outstanding hereunder and such holder shall have no right other than to receive payment out of the amount so deposited, upon surrender and delivery of such holder’s Note, of the Redemption Price of such Note.

5.7	Purchase of Notes

(a)	Except as otherwise provided in the Terms Schedule or Supplemental Indenture applicable to a Series of Notes and so long as no Event of Default has occurred and is continuing, the Issuer may purchase all or any of the Notes in the open market (which shall include purchase from or through an investment dealer or stock exchange member) or by tender offer or by private contract, at any price. Except where the Issuer has purchased beneficial interests in a Global Note, all Notes so purchased shall forthwith be delivered to the Trustee and shall be cancelled by it and, subject to Section 5.7(b), no Notes shall be issued in substitution therefor.

(b)	If, upon an invitation for tenders, more Notes are tendered at the same lowest price than the Issuer is prepared to accept, the Notes to be purchased by the Issuer will be selected by the Trustee on a pro rata basis, disregarding fractions, according to the principal amount of Notes or in such other manner (which may include random selection by computer) as the Trustee shall deem equitable and expedient, from the Notes tendered by each tendering Noteholder who tendered at such lowest price. For this purpose, the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The holder of a Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such holder, one or more new Notes for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered.

5.8	Cancellation of Notes

Subject to Sections 5.2 and 5.7 as to Notes redeemed or purchased in part, all Notes purchased or redeemed in whole or in part by the Issuer under this Article 5 shall not be reissued or resold and shall be forthwith delivered to and cancelled by the Trustee, and no Notes of the same Series shall be issued in substitution therefor and Article 9 shall apply to any such cancelled Notes.

Article 6

GUARANTEES

6.1	Guarantee

Except as provided in this Indenture, the Issuer’s obligations under the Notes and this Indenture will be unconditionally, jointly and severally guaranteed, on a senior unsecured basis, by each Guarantor that guarantees any Indebtedness or other obligation under the Credit Agreement. The Guarantors will agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable Counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Guarantees.

Concurrently with the execution of this Indenture, the Issuer shall cause the Initial Guarantors to execute and deliver to the Trustee a Guarantee substantially in the form set out in Schedule “C” hereto, and shall deliver or cause to be delivered to the Trustee:

(a)	true and complete copies of the constating documents, resolutions, certificates of incumbency and certificate of good standing or its equivalent (to the extent that such certificate of good standing exists in the relevant jurisdiction) from the jurisdiction of incorporation or organization of such Initial Guarantor, to the extent that such certificate of good standing exists in the relevant jurisdiction; and

(b)	an Opinion of Counsel, in a form acceptable to the Trustee, acting reasonably, regarding customary corporate matters and the enforceability of each such Guarantee.

6.2	Representation of the Issuer

The Issuer represents and warrants that the Initial Guarantors are the only Subsidiaries of the Issuer that are guarantors in respect of its obligations under the Credit Agreement as of the date of this Indenture.

6.3	Addition of Guarantors

The Issuer covenants that within 15 Business Days of a Subsidiary becoming a guarantor of the obligations of the Issuer under the Credit Agreement, the Issuer will cause such Subsidiary to execute and deliver to the Trustee a supplement to the Guarantee substantially in the form set out in Exhibit “A” to the form of Guarantee attached hereto as Schedule “C” (as the same may be adjusted in accordance with Section 6.4) and shall deliver or cause to be delivered to the Trustee:

(a)	true and complete copies of the constating documents, resolutions, certificates of incumbency and certificate of good standing or its equivalent from the jurisdiction of incorporation or organization of such additional Guarantor, to the extent that such certificate of good standing exists in the relevant jurisdiction; and

(b)	an Opinion of Counsel, in a form acceptable to the Trustee, acting reasonably, strictly regarding the enforceability of such Guarantee.

6.4	Release of Guarantors; Adjustment to Form of Guarantee

(a)	A Guarantor shall be released automatically from its obligations under its Guarantee and its obligations under this Indenture after the occurrence of any of the following:

(i)	if that Guarantor ceases to guarantee any Indebtedness under the Credit Agreement, except if the release or discharge thereof results from a demand for payment under such guarantee;

(ii)	if there is no Credit Agreement in full force and effect to which the Issuer is a party; or

(iii)	defeasance or satisfaction and discharge of this Indenture as provided below under Article 9.

(b)	In accordance with and to give effect to the other provisions of this Article 6, it is hereby acknowledged and agreed by the Trustee, and each holder of any Note by its acceptance thereof shall be deemed to have agreed, that as and when and to the extent the form of guarantee provided and delivered by the Guarantors under the Credit Agreement is amended, modified, restated, amended and restated or replaced, then the guarantee of the Notes shall be contemporaneously and accordingly amended, modified, restated, amended and restated or replaced with a new form of Guarantee of the Notes hereunder that is substantially similar (with such adjustments as are necessary for a Guarantee of Notes) as the new form of guarantee provided and delivered by the Guarantors under the Credit Agreement, without any action or consent required on the part of either the Trustee or the Noteholders.

Article 7
COVENANTS OF THE ISSUER

7.1	Covenants

The Issuer covenants with the Trustee that, for so long as any Notes remain outstanding:

(a)	Payment and Performance: The Issuer shall duly and punctually pay all sums of money payable by it hereunder and under the Notes as and when due and shall perform all other obligations on its part to be performed hereunder at the times and places and in the manner provided for herein and therein.

(b)	Carry on Business: Subject to Section 10.1, the Issuer shall, and shall cause each Guarantor to, at all times: (i) maintain its legal existence; and (ii) carry on and conduct its business in a proper and efficient manner in accordance with good business practice and in compliance, in all material respects, with all laws, regulations, permits, licenses and other approvals or authorizations of Governmental Authorities to the extent applicable to the activities of the Issuer or the Guarantors.

(c)	Reports and Financial Statements: The Issuer will provide the Trustee copies of consolidated financial statements, whether annual or quarterly, of the Issuer and any report of the auditors thereon at the same time as such financial statements are filed with securities regulatory authorities (provided, however, that the filing of the Issuer’s financial statements, whether annual or quarterly, and any report of the auditors thereon on SEDAR+ in accordance with applicable securities laws shall satisfy the Issuer’s obligation to provide the Trustee with copies thereof).

(d)	Notice of Defaults: The Issuer shall provide prompt notice to the Trustee of any Default or Event of Default upon any Officer of the Issuer becoming aware of the facts giving rise to such Default or Event of Default.

(e)	Compliance Certificate: The Issuer shall furnish to the Trustee within 120 days after the end of each Fiscal Year of the Issuer, a duly executed and completed Compliance Certificate.

(f)	Limitation on Liens: The Issuer shall not, and shall not permit any Guarantor to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien (other than Permitted Liens) upon any of its or their property or assets (including Equity Interests of any Guarantor), whether owned at the Issue Date or thereafter acquired, which Lien secures Indebtedness, unless contemporaneously with the incurrence of such Lien:

(i)	in the case of any Lien securing Indebtedness that ranks equal in right of payment with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and rateably with or prior to such Indebtedness with a Lien on the same collateral; and

(ii)	in the case of any Lien securing Indebtedness that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is senior to the Lien securing such subordinated Indebtedness;

in each case, for so long as such Indebtedness is secured by such Lien.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of Common Shares of the Issuer, the payment of dividends on preferred shares in the form of additional preferred shares of the same class or series, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies.

For purposes of determining compliance with this covenant, in the event that any Lien is permitted under more than one of clauses (a) through 1.1(bb) of the definition of “Permitted Liens”, the Issuer shall, in its sole discretion, classify such Lien and may divide and classify such Lien in more than one of the types of Liens described, and may later reclassify any Lien described in clauses (a) through 1.1(bb) of the definition of “Permitted Liens” (provided that at the time of reclassification the applicable Lien is permitted under such provision or provisions).

7.2	Trustee’s Remuneration and Expenses

The Issuer will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts created hereby (including the reasonable fees and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any Event of Default and thereafter, except any such expenses, disbursements or advances as may arise from the gross negligence or wilful misconduct of the Trustee. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. Any amount due under this Section 7.2 and unpaid 30 days after request for such payment will bear interest from the expiration of such 30 days at the rate then charged by the Trustee to its corporate clients. After an Event of Default, all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee or its successors in the trusts hereunder in priority to the payment of the principal of, Premium on and interest on the Notes. This Section 7.2 shall survive the resignation or removal of the Trustee or the termination of this Indenture.

7.3	Not to Accumulate Interest

In order to prevent any accumulation after maturity of unpaid interest, the Issuer will not, except with the approval of the Noteholders pursuant to an Extraordinary Resolution, directly or indirectly, extend or assent to the extension of time for payment of any interest payable on registered Notes or be a party to or approve any such arrangement by purchasing or funding any interest or in any other manner. If the time for payment of any such interest shall be so extended, whether for a definite period or otherwise, the registered owners entitled to such interest shall not be entitled to such interest in case of an Event of Default except subject to the prior payment in full of the principal of and Premium on all Notes and of all accrued interest on such Notes, the payment of which has not been so extended, and of all other moneys payable hereunder.

7.4	Performance of Covenants by Trustee

If the Issuer fails to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but will be under no obligation to do so. All sums expended or advanced by the Trustee for such purpose will be repayable as provided in Section 7.2. No such performance or advance by the Trustee shall relieve the Issuer of any Event of Default.

7.5	SEC

The Issuer confirms that it has either (a) a class of securities registered pursuant to Section 12 of the Exchange Act; or (b) a reporting obligation pursuant to Section 15(d) of the Exchange Act, and has provided the Trustee with an Officers’ Certificate (in a form provided by the Trustee) certifying such reporting obligation and other information as requested by the Trustee. The Issuer covenants that in the event that any such registration or reporting obligation shall be terminated by the Issuer in accordance with the Exchange Act, the Issuer shall promptly notify the Trustee of such termination and such other information as the Trustee may require at the time. The Issuer acknowledges that the Trustee is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission (the “SEC”) obligations with respect to those clients who are filing with the SEC.

Article 8
DEFAULT AND ENFORCEMENT OR CHANGE OF CONTROL

8.1	Events of Default

The occurrence of any one or more of the following events or circumstances which has occurred and is continuing constitutes an “Event of Default” under this Indenture:

(a)	Repayment of Notes: The failure of the Issuer to pay the principal amount of any Note, or any Premium, when due for payment under such Note.

(b)	Payment of Interest: The failure of the Issuer to pay any interest when due under any Note when due hereunder, and the continuance of such failure to pay for 30 days.

(c)	Voluntary Insolvency: If the Issuer or any Guarantor shall:

(i)	apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or substantially all of its properties, interests or assets;

(ii)	make a general assignment for the benefit of creditors;

(iii)	commence any case, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or avail itself of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(iv)	take action for the purpose of effecting any of the foregoing.

(d)	Involuntary Insolvency: If any case, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Issuer or any Guarantor, seeking in respect of the Issuer or such Guarantor an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or similar of the Issuer or such Guarantor or of all or substantially all of its assets, or any other similar relief in respect of the Issuer or such Guarantor under any bankruptcy or insolvency law and:

(i)	such case, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment unless such order, adjudication or appointment is stayed or otherwise effectively reversed within 30 days thereof, and in the interim the Issuer or such Guarantor is diligently pursuing a reversal; or

(ii)	if such case, proceeding or other action is being diligently contested by the Issuer or such Guarantor in good faith and by appropriate proceedings, such case, proceeding or other action shall continue undismissed, or unstayed and in effect, for any period of 60 consecutive days.

(e)	Breach of Other Covenants: If the Issuer or any Guarantor is in default in observing or performing any other material covenant or condition contained herein (other than those heretofore described in this Section 8.1) and the continuance thereof for 60 days after notice thereof to the Issuer from the Trustee or the holders of at least 25% of the principal amount of the outstanding Notes.

(f)	Cross Acceleration: If the Issuer or any Guarantor is in default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness for borrowed money by the Issuer or any Guarantor (other than this Indenture), whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(i)	is caused by a failure to pay at its Stated Maturity principal on such Indebtedness within the applicable express grace period and any extensions thereof (a “Payment Default”); or

(ii)	results in the acceleration of such Indebtedness prior to its Stated Maturity (which acceleration is not rescinded, annulled or otherwise cured within 30 days of receipt by the Issuer or such Guarantor of notice of any such acceleration);

and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness with respect to which an event described in clause (i) or (ii) has occurred and is continuing, in an aggregate amount in excess of the Threshold Amount.

(g)	Judgments: If one or more judgments (to the extent not covered by insurance) for the payment of money in an aggregate amount in excess of the Threshold Amount shall be rendered against the Issuer or any Guarantor and any such judgment shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed.

(h)	Guarantors: If any Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Guarantee and this Indenture) or is declared null and void and unenforceable, other than as a result of any Fraudulent Transfer Law, or found to be invalid or any Guarantor denies its liability under the Guarantee of such Guarantor (other than by reason of release of such Guarantor from its Guarantee in accordance with the terms of this Indenture and such Guarantee).

8.2	Notice of Event of Default

(a)	If an Event of Default shall occur and be continuing, the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Noteholders in the manner provided in Section 12.2.

(b)	If notice of an Event of Default has been given to Noteholders and the Event of Default is thereafter remedied or cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Persons to whom notice of the Event of Default was given pursuant to Section 8.2(a), such notice to be given within a reasonable time, not to exceed 10 days, after the Trustee becomes aware that the Event of Default has been remedied or cured.

8.3	Acceleration

Subject to Section 8.4, if an Event of Default shall have occurred and be continuing under this Indenture, the Trustee, by written notice to the Issuer, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer and the Trustee, may declare (an “acceleration declaration”) all amounts owing under the Notes to be due and payable. Upon such acceleration declaration, the aggregate principal (and Premium (if any)) of and accrued and unpaid interest on the outstanding Notes shall become immediately due and payable. The Issuer shall deliver to the Trustee, within 10 days after the occurrence thereof, notice of any Payment Default or acceleration referred to in Section 8.1(f).

8.4	Waiver of Event of Default

Upon the happening of an Event of Default, the holders of not less than 66⅔% of the principal amount of the Notes then outstanding (or not less than 100% in the case of a failure to make payment of principal or Premium required by Section 8.1(a)) shall have power by requisition in writing to instruct the Trustee to waive such Event of Default and to cancel any declaration made by the Trustee pursuant to Section 8.3 (or both), and the Trustee shall thereupon waive the Event of Default or cancel such declaration (or both) upon such terms and conditions as shall be prescribed in such requisition.

No delay or omission of the Trustee or of the holders in exercising any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein, and no act or omission, either of the Trustee or of the holders, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.5	Enforcement by the Trustee

(a)	Subject to the provisions of Section 8.4 and to the provisions of any Extraordinary Resolution, if the Issuer shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.3, the principal of and Premium and interest on all Notes then outstanding, together with any other amounts due hereunder, the Trustee may, in its discretion, and shall, upon receipt of a Noteholders’ Request and upon being secured, funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and Premium and interest on all the Notes then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b)	The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Noteholders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Noteholders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Issuer, a Guarantor or its creditors or relative to or affecting its property or assets. The Trustee is hereby irrevocably appointed (and the successive respective Noteholders by taking and holding Notes shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Noteholders with authority to make and file in the respective names of the Noteholders or on behalf of the Noteholders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Noteholders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other documents and to do and perform any and all such acts and things, for and on behalf of such Noteholders, as may be necessary or advisable, in the opinion of the Trustee relying on the advice of Counsel, in order to have the respective claims of the Trustee and of the Noteholders against the Issuer, a Guarantor or its property or assets allowed in any such proceeding, and to receive payment of or on account of such claims, provided that nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any holder.

(c)	The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised by Counsel shall be necessary or advisable to preserve and protect its interests and the interests of the Noteholders.

(d)	All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the Noteholders subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be party), the Trustee shall be held to represent all the Noteholders, and it shall not be necessary to make any Noteholders parties to any such proceeding.

8.6	Suits by Noteholders

No Noteholder shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or any Premium or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Issuer wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy unless:

(a)	the Noteholders, by Extraordinary Resolution or by Noteholders’ Request, shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity to either itself exercise the powers conferred upon it or to institute an action, suit or proceeding in its name for such purpose;

(b)	the Noteholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred therein or thereby; and

(c)	the Trustee shall have failed to act within a reasonable time after such notification, request and provision of funding, security and indemnity.

If a Noteholder has the right to institute proceedings under this Section 8.6, such Noteholder, acting on behalf of itself and all other Noteholders, will be entitled to commence proceedings in any court of competent jurisdiction in which the Trustee might have commenced proceedings under Section 8.5.

8.7	Application of Money

Except as herein otherwise expressly provided, any money received by the Trustee or a Noteholder pursuant to this Article 8 or as a result of legal or other proceedings, or from any trustee in bankruptcy or liquidator of the Issuer or a Guarantor, shall be applied, together with other money in the hands of the Trustee available for such purpose, as follows:

(a)	first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other amounts furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided (including, without limitation, pursuant to Section 7.4 hereof);

(b)	second, in payment of the principal of and Premium and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then Premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by an Extraordinary Resolution, and in that case in such order or priority as between principal, Premium and interest as may be directed by such Extraordinary Resolution; and

(c)	third, in payment of the surplus, if any, of such money to the Issuer or its assigns unless otherwise required by law;

provided, however, that no payment shall be made pursuant to Section 8.7(b) in respect of the principal of or Premium or interest on any Note held, directly or indirectly, by or for the benefit of the Issuer or any Affiliate of the Issuer (other than any Note pledged for value and in good faith to a Person other than the Issuer or any Affiliate of the Issuer, but only to the extent of such Person’s interest therein) until the prior payment in full of the principal of and Premium and interest on all Notes which are not so held; provided further that the Trustee shall not be liable to any Noteholder in respect of any payment by it on any Note so held.

8.8	Distribution of Proceeds

Payments to Noteholders pursuant to Section 8.7(b) shall be made as follows:

(a)	at least 15 days’ notice of every such payment shall be given in the manner provided in Section 12.2 specifying the time and the place or places at which the Notes are to be presented and the amount of the payment and the application thereof as between principal, Premium and interest;

(b)	payment in respect of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon, but the Trustee may in its discretion dispense with such presentation and surrender or endorsement in any case upon such indemnity being given as the Trustee shall consider sufficient, acting reasonably;

(c)	from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d)	the Trustee shall not be required to make any payment to Noteholders unless the amount in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments referred to in Section 8.7(a), exceeds 1% of the aggregate principal amount of the Notes then outstanding.

8.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee or upon or to the Noteholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law.

8.10	Judgment Against the Issuer

In case of any judicial or other proceedings to enforce the rights of the Noteholders, judgment may be rendered against the Issuer in favour of the Noteholders or in favour of the Trustee, as trustee for the Noteholders, for any amount which may remain due in respect of the principal for the Notes, the Premium and the interest thereon.

8.11	Immunity of Officers and Others

No director, officer, employee or incorporator of the Issuer or any Guarantor, or shareholder of the Issuer, or annuitant under a plan of which a shareholder of the Issuer is a trustee will have any liability for any indebtedness, obligations or liabilities of the Issuer under the Notes or the Indenture or of any Guarantor under its Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release provided for in this Section 8.11 are part of the consideration for issuance of the Notes and the Guarantees. The waiver may not be effective to waive liabilities under applicable securities laws.

8.12	Offer to Purchase Notes upon Change of Control Triggering Event

(a)	Upon the occurrence of any Change of Control Triggering Event, unless the Issuer has previously or concurrently exercised its right to redeem all of the Notes as described in Article 5, each holder will have the right to require that the Issuer purchase all or any portion (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of each such holder’s Notes for a cash price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, thereon to, but excluding, the date of purchase.

(b)	No later than 30 days following any Change of Control Triggering Event, the Issuer will deliver, or cause to be delivered, to the holders, with a copy to the Trustee, a notice:

(i)	describing the transaction or transactions that constitute the Change of Control Triggering Event;

(ii)	offering to purchase, pursuant to the procedures required by this Indenture and described in the notice (a “Change of Control Offer”), on a date specified in the notice, which shall be a Business Day not earlier than 30 days, nor, unless such Change of Control Offer is being made in advance of a Change of Control Triggering Event as contemplated below, later than 60 days, from the date the notice is delivered (the “Change of Control Payment Date”), and for the Change of Control Purchase Price, all Notes properly tendered by such holder pursuant to such Change of Control Offer; and

(iii)	describing the procedures, as determined by the Issuer, consistent with this Indenture, that holders must follow to accept the Change of Control Offer.

(c)	Prior to 10:00 a.m. (Toronto time) on the Business Day immediately preceding the Change of Control Payment Date, the Issuer will, to the extent lawful, deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of the Notes or portions of Notes properly tendered.

(d)	On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(i)	accept for payment all Notes or portions of Notes (equal to $2,000 or integral multiples of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer; and

(ii)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer pursuant to the Change of Control Offer.

(e)	The Paying Agent will promptly deliver the Change of Control Purchase Price to each holder who has so tendered Notes, and the Trustee will promptly certify and mail (or cause to be issued by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes so tendered, if any; provided that each such new Note will be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

(f)	If the Change of Control Payment Date is on or after an Record Date for an Interest Payment Date and on or before such Interest Payment Date, any accrued and unpaid interest, if any, will be paid on such Interest Payment Date to the Person in whose name a Note is registered at the close of business on such Record Date.

(g)	A Change of Control Offer will be required to remain open for at least 20 Business Days or for such longer period as is required by law. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the date of purchase of any Notes pursuant to the Change of Control Offer.

(h)	The provisions described above in this Section 8.12 that require the Issuer to make a Change of Control Offer following a Change of Control Triggering Event will be applicable regardless of whether any other provisions of this Indenture are applicable to the transaction giving rise to the Change of Control Triggering Event. Except as set forth in this Section 8.12 with respect to a Change of Control Triggering Event, this Indenture does not contain provisions that permit the Noteholders to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

(i)	The Issuer’s obligation to make a Change of Control Offer will be satisfied if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer.

(j)	The Issuer will comply with all applicable securities laws in Canada and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that any applicable laws or regulations conflict with the “Change of Control” provisions of this Indenture, the Issuer shall comply with the applicable laws and regulations and will not be deemed to have breached its obligations under the Section 8.12 of this Indenture by virtue of such compliance.

(k)	Notwithstanding anything to the contrary contained herein or in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, a Change of Control Offer may be made in advance of a Change of Control Triggering Event, conditional upon such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(l)	In the event that holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer and the Issuer purchases all of the Notes held by such holders, the Issuer will have the right, upon not less than 30 days’ nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Purchase Price plus, to the extent not included in the Change of Control Purchase Price, accrued and unpaid interest on the Notes that remain outstanding to, but excluding, the date of redemption (subject to the right of holders of record on the relevant Record Date to receive interest due on an Interest Payment Date that is on or prior to the redemption date).

Article 9
CANCELLATION, DISCHARGE AND DEFEASANCE

9.1	Cancellation

All Notes shall, forthwith after payment is made in respect thereof, be delivered to the Trustee and cancelled by it. All Notes cancelled or required to be cancelled under this Section 9.1 or any other provision of this Indenture shall be cancelled by the Trustee, and, if required by the Issuer, the Trustee shall furnish to the Issuer a cancellation certificate in respect of the Notes so cancelled.

9.2	Non-Presentation of Notes

If the holder of any Note shall fail to present such Note for payment on the date on which the principal thereof and Premium and interest become payable either at Stated Maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require, then:

(a)	the Issuer shall be entitled to pay to the Trustee and direct it to set aside;

(b)	in respect of money in the hands of the Trustee which may or should be applied to the payment of the Notes, the Issuer shall be entitled to direct the Trustee to set aside; or

(c)	in the case of redemption pursuant to notice given by the Trustee, the Trustee may itself set aside,

the principal amount and the Premium and interest, as the case may be, in trust to be paid to the holder of such Note upon due presentation or surrender thereof in accordance with this Indenture, and thereupon the principal amount and Premium and interest payable on such Note in respect of which such amount has been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof other than the right to receive payment of the amount so set aside (without interest) upon due presentation and surrender of such Note, subject to Section 9.3.

9.3	Repayment of Unclaimed Money

Any amount set aside under Section 9.2 and not claimed by and paid to Noteholders as provided in Section 9.2 within six years after the later of the date of such setting aside and the applicable Maturity Date shall be repaid to the Issuer by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such amount and thereafter the Noteholders in respect of which such amount was so repaid to the Issuer shall have no rights in respect thereof and the Issuer shall be discharged from its obligations in respect thereof.

9.4	Satisfaction and Discharge

This Indenture will be discharged and will cease to be of further effect (except as to rights of transfer or exchange of Notes which shall survive until all Notes have been cancelled and the rights, protections, remuneration and immunities of the Trustee) as to all outstanding Notes when either:

(a)	all the Notes that have been certified and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation; or

(b)

(i)	all Notes not delivered to the Trustee for cancellation otherwise (A) have become due and payable, or (B) will become due and payable within one year by reason of a notice of redemption or otherwise, and, in any case, the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds, in trust solely for the benefit of the holders, cash in Canadian dollars, Canadian Government Obligations or a combination of any of the foregoing, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire Indebtedness (including all principal, Premium and accrued interest) under the Notes not theretofore delivered to the Trustee for cancellation;

(ii)	the Issuer has paid all other sums payable by it under this Indenture; and

(iii)	the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with.

9.5	Defeasance

At any time that Notes of any Series are outstanding, the Trustee will, at the request and expense of the Issuer, execute and deliver to the Issuer such instruments necessary to release the Issuer, subject to this Article 9, from the terms of this Indenture relating to such Series of Notes, except those relating to the indemnification and remuneration of the Trustee, subject to the following:

(a)	the Issuer shall have delivered to the Trustee evidence that the Issuer has:

(i)	deposited sufficient funds for payment of all principal, Premium, interest and other amounts due or to become due on such Series of Notes to the Stated Maturity thereof;

(ii)	deposited funds or made provision for the payment of all expenses of the Trustee to carry out its duties under this Indenture in respect of such Series; and

(iii)	deposited funds for the payment of taxes arising with respect to all deposited funds or other provision for payment in respect of such Series, in each case irrevocably, pursuant to the terms of a trust agreement in form and substance satisfactory to the Issuer and the Trustee;

(b)	the Trustee shall have received an Opinion of Counsel to the effect that the Noteholders of such Series will not be subject to any additional taxes as a result of the exercise by the Issuer of the defeasance option provided in this Section 9.5 and that they will be subject to taxes, if any, including those in respect of income (including taxable capital gain), on the same amount, in the same manner and at the same time or times as would have been the case if such option had not been exercised;

(c)	no Event of Default shall have occurred and be continuing on the date of the deposit referred to in Section 9.5(a);

(d)	such release does not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Issuer is a party or by which the Issuer is bound;

(e)	the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit referred to in Section 9.5(a) was not made by the Issuer with the intent of preferring the holders of such Series of Notes over the other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer; and

(f)	the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that all conditions precedent provided for or relating to the exercise of such defeasance option have been complied with.

The Issuer will be deemed to have made due provision for the depositing of funds if it deposits or causes to be deposited with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Issuer and the Trustee (each acting reasonably), solely for the benefit of the holders of a particular Series of Notes stated therein, cash or Securities denominated in the currency in which principal is payable constituting direct obligations of the Government of Canada (for Notes denominated in Canadian dollars) or the United States Government (for Notes denominated in U.S. dollars) or an agency or instrumentality of Canada (for Notes denominated in Canadian dollars) or the United States (for Notes denominated in U.S. dollars), which will be sufficient, in the reasonable opinion of a firm of independent chartered accountants or an investment dealer acceptable to the Trustee, acting reasonably, to provide for payment in full of such Series of Notes and all other amounts from time to time due and owing under this Indenture which pertain to such Series.

The Trustee will hold in trust all money or Securities deposited with it pursuant to this Section 9.5 and will apply the deposited money and the money from such Securities in accordance with this Indenture to the payment of principal of and Premium and interest on the Notes and, as applicable, other amounts.

If the Trustee is unable to apply any money or Securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or other Governmental Authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under this Indenture and the Notes will be revived and reinstated as though no money or Securities had been deposited pursuant to this Section 9.5 until such time as the Trustee is permitted to apply all such money or Securities in accordance with this Section 9.5, provided that if the Issuer has made any payment in respect of principal, Premium or interest on such Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Issuer will be subrogated to the rights of the holders of such Notes to receive such payment from the money or Securities held by the Trustee.

Article 10
SUCCESSORS

10.1	Requirements for Successors

(a)	The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, amalgamate, consolidate, or merge with or into or wind-up or dissolve into another Person (whether or not the Issuer is the surviving Person), or sell, assign lease, transfer, convey or otherwise dispose of all or substantially all of the assets of the Issuer and the Guarantors (taken as a whole) unless:

(i)	either:

(A)	the Issuer will be the surviving or continuing Person; or

(B)	the Person (if other than the Issuer) formed by or surviving or continuing from such amalgamation, consolidation, merger, winding-up or dissolution or to which such sale, assignment, lease, transfer, conveyance or other disposition or assignment shall be made (collectively, the “Successor”) is a corporation, limited liability company or limited partnership organized and existing under the laws of Canada or any province thereof or the United States, any state or territory thereof, or the District of Columbia, and the Successor expressly assumes, by operation of law or pursuant to one or more agreements in form and substance satisfactory to the Trustee, acting reasonably, relying on the advice of Counsel, all of the obligations of the Issuer under the Notes and this Indenture; provided, that if the Successor is not a corporation, a Guarantor that is a corporation expressly assumes as co-obligor all of the obligations of the Issuer under this Indenture and the Notes pursuant to a supplemental indenture to this Indenture executed and delivered to the Trustee (for greater certainty, the Issuer shall be considered to be the Successor in the event of a statutory amalgamation governed by the laws of Canada or any province thereof of the Issuer with any Guarantor);

(ii)	immediately after giving effect to such transaction and the assumption of the obligations as set forth in Section 10.1(a)(i)(B) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing; and

(iii)	the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, sale, assignment, lease, transfer, conveyance or other disposition and such agreement and/or supplemental indenture (if any) comply with this Indenture;

provided that Section 10.1(a)(ii) and (iii) above shall not apply in the case of any amalgamation, consolidation, or merger with or into, or sale, assignment, lease, transfer, conveyance or other disposition of all or substantially all of the assets of the Issuer and the Guarantors (taken as a whole) to another Person that is a Guarantor.

(b)	Except in circumstances providing for the release of a Guarantor described in Section 6.4, no Guarantor will, and the Issuer will not permit any Guarantor to, directly or indirectly, in a single transaction or a series of related transactions, amalgamate, consolidate or merge with or into or wind-up or dissolve into another Person (whether or not the Guarantor is the surviving Person), or sell, assign, lease, transfer, convey or otherwise dispose of or assign all or substantially all of its properties, interests or assets to any Person (other than the Issuer or another Guarantor) unless either:

(i)	(A) such Guarantor will be the surviving or continuing Person; or (B) the Person (if other than such Guarantor) formed by or surviving any such amalgamation, consolidation, merger, winding-up or dissolution is another Guarantor or assumes, by operation of law or in agreements in form and substance satisfactory to the Trustee, acting reasonably, relying on the advice of Counsel, all of the obligations of such Guarantor under the Guarantee of such Guarantor and this Indenture;

(ii)	immediately after giving effect to such transaction and the assumption of the obligations as set forth in Section 10.1(b)(i)(B) above, no Default shall have occurred and be continuing; and

(iii)	except in the case of any amalgamation, consolidation, or merger with or into, or sale, assignment, lease, transfer, conveyance or other disposition between or among the Guarantors or the Issuer and any Guarantor, the Issuer shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger or sale, assignment, lease, transfer, conveyance or other disposition, and such agreements and/or supplemental indenture (if any), comply with this Indenture.

(c)	Upon any amalgamation, consolidation or merger of the Issuer or a Guarantor, or any amalgamation, consolidation, merger or sale, assignment, lease, transfer, conveyance or other disposition of all or substantially all of the properties, interests or assets of the Issuer or a Guarantor in accordance with this Section 10.1, in which the Issuer or such Guarantor is not the continuing obligor under the Notes or its Guarantee, as applicable, the surviving entity formed by such amalgamation, consolidation or merger or into which the Issuer or such Guarantor is merged or the Person to which the sale, assignment, lease, transfer, conveyance or other disposition is made will succeed to, and be substituted for, and may exercise every right and power of, the Issuer or such Guarantor under this Indenture, the Notes and the applicable Guarantee with the same effect as if such surviving entity had been named therein as the Issuer or such Guarantor and, except in the case of a lease, the Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and Premium and interest on the Notes or in respect of its Guarantee, as the case may be, and all of the Issuer’s or such Guarantor’s other obligations and covenants under the Notes, this Indenture and its Guarantee, if applicable.

(d)	Notwithstanding the foregoing, (i) any Guarantor may amalgamate, consolidate or merge with or into or sell, assign, lease, transfer, convey or dispose, in one transaction or a series of transactions, all or substantially all of its properties, interests or assets to the Issuer or another Guarantor and (ii) the Issuer or any Guarantor may amalgamate, consolidate or merge with or into or sell, assign, lease, transfer, convey or dispose, in one transaction or a series of transactions, all or substantially all of its properties, interests or assets to the Issuer or another Guarantor solely for the purpose of reincorporating in Canada or a province thereof, a state of the United States or the District of Columbia.

Article 11
MEETINGS OF NOTEHOLDERS

11.1	Right to Convene Meetings

The Trustee may at any time and from time to time convene a meeting of Noteholders, and the Trustee shall convene a meeting of Noteholders upon receipt of a Request of the Issuer or a Noteholders’ Request and upon being indemnified and funded to its reasonable satisfaction by the Issuer or by the Noteholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting. If the Trustee fails within 30 days after receipt of any such request and such indemnity and funding to give notice convening a meeting, the Issuer or such Noteholders, as the case may be, may convene such meeting. Every such meeting shall be held in Calgary, Alberta or Toronto, Ontario, or at such other place or virtually as may be approved or determined by the Trustee, the Issuer or the Noteholders who convened the meeting in accordance with this Section 11.1.

11.2	Notice of Meetings

At least 15 days’ notice of any meeting shall be given to the Noteholders in the manner provided in Section 12.2 and a copy thereof shall be sent by mail to the Trustee in the manner provided in Section 12.3 (unless the meeting has been called by it) and to the Issuer (unless the meeting has been called by it). Such notice shall state the time and place (or log-in details for a virtual meeting) at which the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of this Article 12.

11.3	Chairman

The Chair of the Board of the Issuer, if present, will be the chairman of any meeting of the Noteholders, failing which an individual (who need not be a Noteholder) nominated in writing by the Trustee shall be chairman of the meeting. If no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Noteholders present in person or represented by proxy shall choose by Ordinary Resolution an individual present to be chairman.

11.4	Quorum

Subject to Section 11.13, at any meeting of the Noteholders a quorum shall consist of two or more Noteholders present in person or represented by proxy and owning or representing at least 25% of the aggregate principal amount of the Notes then outstanding. Subject to Section 11.13, if a quorum of the Noteholders is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Noteholders shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next Business Day thereafter) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Noteholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent at least 25% of the aggregate principal amount of the Notes then outstanding.

11.5	Power to Adjourn

The chairman of a meeting at which a quorum of Noteholders is present may, with the consent of the holders of a majority of the aggregate principal amount of the Notes present or represented thereat, adjourn such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

11.6	Show of Hands

Except as otherwise provided in this Indenture, every resolution submitted to a meeting of Noteholders shall be decided by a majority of the votes cast on a show of hands, and unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

11.7	Poll

On every Extraordinary Resolution and on any other resolution submitted to a meeting of Noteholders in respect of which the chairman or one or more Noteholders or proxyholders for Noteholders holding at least $10,000 principal amount of Notes demands a poll, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the holders of a majority of the principal amount of the Notes represented at the meeting and voted on the poll.

11.8	Voting

(a)	On a show of hands, every Person who is present and entitled to vote, whether as a Noteholder or as proxyholder for one or more Noteholders or both, shall have one vote. On a poll, each Noteholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Notes of which such Noteholder is then the holder. A proxyholder need not be a Noteholder. In the case of joint registered holders of a Note, any one of them present in person or represented by proxy at the meeting may vote in the absence of the other or others, but if more than one of them are present in person or represented by proxy, they shall vote together in respect of the Notes of which they are joint registered holders.

(b)	Notwithstanding Section 11.8(a), in the case of a Global Note, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Noteholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

11.9	Regulations

(a)	The Trustee, or the Issuer with the approval of the Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for or governing the following:

(i)	voting by proxy by Noteholders, the form of the instrument appointing a proxyholder (which shall be in writing) and the manner in which it may be executed and delivered and the authority to be provided by any Person signing a proxy on behalf of the registered holder of a Note;

(ii)	the deposit of instruments appointing proxyholders at such place as the Trustee, the Issuer or the Noteholders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which such instruments shall be deposited; and

(iii)	the deposit of instruments appointing proxyholders at an approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxyholders to be provided before the meeting to the Issuer or to the Trustee at the place at which the meeting is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

(b)	Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at a meeting as the holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be registered Noteholders and Persons whom registered Noteholders have by instrument in writing duly appointed as their proxyholders.

11.10	Issuer and Trustee May Be Represented

The Issuer, and the Trustee, by their respective officers and/or directors and the legal advisers of the Issuer and the Trustee may attend any meeting of the Noteholders, but shall have no vote as such.

11.11	Powers Exercisable by Noteholders

The following powers of the Noteholders shall be exercisable from time to time only by Extraordinary Resolution:

(a)	power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Noteholders or the Trustee against the Issuer or against its property or assets, whether such rights arise under this Indenture or the Notes or otherwise;

(b)	power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Notes which shall be agreed to by the Issuer and to authorize the Trustee to concur in and execute any Supplemental Indenture embodying any modification, change, addition or omission;

(c)	power to sanction any scheme for the reconstruction or reorganization of the Issuer or for the amalgamation, consolidation, or merger of the Issuer with or into any other Person or for the sale, assignment, lease, transfer, conveyance or other disposition of the undertaking, property and assets of the Issuer or any part thereof, provided that no such sanction shall be necessary if Section 10.1 shall have been complied with;

(d)	power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	subject to Section 8.4, power to waive and direct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 8.3 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest or Premium on any Notes or for the purpose of executing any trust or power hereunder;

(g)	power to direct any Noteholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.6, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(h)	power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Securities of the Issuer;

(i)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Noteholders, such of the powers of the Noteholders as are exercisable by Extraordinary Resolution or otherwise as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of individuals as shall be prescribed in the resolution appointing it and the members need not be Noteholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j)	power to sanction the exchange of the Notes for or the conversion thereof into Securities of the Issuer or of any other Person;

(k)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Noteholders; and

(l)	power to remove the Trustee and to appoint a new trustee.

Except as otherwise provided in this Indenture all other powers of and matters to be determined by the Noteholders may be exercised or determined from time to time by Ordinary Resolution.

11.12	Meaning of Ordinary Resolution

The expression “Ordinary Resolution” when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as a ordinary resolution at a meeting of Noteholders duly convened for the purpose and held in accordance with this Article 11 at which a quorum of the Noteholders is present and passed by the affirmative votes of the holders of more than 50% of the aggregate principal amount of the Notes who are present in person or represented by proxy at such meeting.

11.13	Meaning of Extraordinary Resolution

(a)	The expression “Extraordinary Resolution” when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an extraordinary resolution at a meeting of Noteholders duly convened for the purpose and held in accordance with this Article 11 at which the holders of more than 50% of the aggregate principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the aggregate principal amount of the Notes who are present in person or represented by proxy at such meeting.

(b)	If, at any meeting called for the purpose of approving an Extraordinary Resolution, the holders of more than 50% of the aggregate principal amount of the Notes then outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Noteholders, shall be dissolved, but in any other case the meeting shall stand adjourned to such date that is the same day in the following week (unless such day is not a Business Day, in which case it shall be adjourned to the next Business Day thereafter), at the same place and time, unless the chairman designates an alternative date, place and time. Not less than seven days’ notice shall be given of such alternative, date, place and time of such adjourned meeting in the manner provided in Section 12.2. Such notice shall state that at the adjourned meeting the Noteholders present in person or represented by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Noteholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed to be passed as an Extraordinary Resolution at such adjourned meeting and passed by the requisite vote as provided in Section 11.13(a) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of more than 50% of the aggregate principal amount of the Notes then outstanding are not present in person or represented by proxy at such adjourned meeting.

(c)	Votes on a resolution proposed to be passed as an Extraordinary Resolution shall always be given on a poll and no demand for a poll on any such resolution shall be necessary.

11.14	Without Consent

Notwithstanding Section 11.11, without the consent of any holder, the Issuer, the Guarantors and the Trustee may from time to time amend or supplement this Indenture, the Notes or the Guarantees:

(a)	to cure any ambiguity, defect or inconsistency;

(b)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(c)	to provide for the assumption of the Issuer’s or a Guarantor’s obligations to the holders in the case of an amalgamation, merger, consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s properties, interests or assets, or winding-up or dissolution or sale, assign, lease, transfer, conveyance or other disposition in accordance with Article 10;

(d)	to add any Guarantee or to effect the release of any Guarantor from any of its obligations under its Guarantee or the provisions of this Indenture (to the extent in accordance with this Indenture);

(e)	to make any change that would provide any additional rights or benefits to the holders or would not materially adversely affect the rights of any holder;

(f)	to secure the Notes or any Guarantees or any other obligation under this Indenture;

(g)	to evidence and provide for the acceptance of appointment by a successor Trustee;

(h)	to conform the text of this Indenture or the Notes to any provision of a Term Sheet as determined in good faith by the Issuer and set forth in an Officers’ Certificate; or

(i)	to provide for the issuance of Additional Notes in accordance with this Indenture.

11.15	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Noteholders may be exercised from time to time, and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Noteholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time. No powers exercisable by the Noteholders will derogate in any way from the rights of the Issuer under or pursuant to this Indenture or any Notes.

11.16	Minutes

Minutes of all resolutions and proceedings at every meeting of Noteholders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Noteholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened and all resolutions passed thereat or proceedings taken to have been duly passed and taken.

11.17	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Noteholders at a meeting held as provided in this Article 11 may also be taken and exercised by an instrument in writing signed in one or more counterparts by the holders of more than 50%, in the case of an Ordinary Resolution, or not less than 66⅔%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the outstanding Notes, and the expressions “Ordinary Resolution” and “Extraordinary Resolution” when used in this Indenture shall include any instrument so signed.

11.18	Binding Effect of Resolutions

Subject to Section 11.19, every resolution passed in accordance with this Article 11 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting and every instrument in writing signed by Noteholders in accordance with Section 11.17 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Trustee (subject to the provisions for its funding, security and indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

11.19	Serial Meetings

(a)	If any business to be transacted at a meeting of Noteholders or any action to be taken or power to be exercised by instrument in writing under Section 11.17 especially affects the rights of the Noteholders of one or more Series in a manner or to an extent differing from that in which it affects the rights of the Noteholders of any other Series, then:

(i)	reference to such fact, indicating the Notes of each Series so especially affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a “serial meeting”;

(ii)	the Noteholders of a Series so especially affected shall not be bound by any action taken or power exercised at a serial meeting unless in addition to the other provisions of this Article 11:

(A)	there are present in person or represented by proxy at such meeting holders of at least 25% (or, for the purpose of passing an Extraordinary Resolution, more than 50%) of the aggregate principal amount of the Notes of such Series then outstanding, subject to this Article 11 with respect to adjourned meetings; and

(B)	the resolution is passed by the favourable votes of the holders of more than 50% in the case of an Ordinary Resolution (or, in the case of an Extraordinary Resolution, not less than 66⅔%) of the aggregate principal amount of Notes of such Series voted on the resolution; and

(iii)	the Noteholders of a Series so especially affected shall not be bound by any action taken or power exercised by instrument in writing under Section 11.17 unless, in addition to the other provisions of this Article 11, such instrument is signed in one or more counterparts by the holders of more than 50%, in the case of an Ordinary Resolution, or not less than 66⅔%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the Notes of such Series then outstanding.

(b)	Notwithstanding anything herein contained, any covenant or other provision contained herein which is expressed to be effective only so long as any Notes of a particular Series remain outstanding may be modified by the required resolution or consent of the Noteholders of such Series in the same manner as if the Notes of such Series were the only Notes outstanding hereunder. In addition, if any business to be transacted at any meeting or any action to be taken or power to be exercised by instrument in writing does not adversely affect the rights of the Noteholders of one or more particular Series, this Article 11 shall apply as if the Notes of such Series were not outstanding and no notice of any such meeting need be given to the Noteholders of such Series.

11.20	Record Date for Requests, Demands, Etc.

(a)	If the Issuer shall solicit from the Noteholders any request, demand, authorization, direction, notice, consent, waiver or other action, the Issuer may, at its option, fix in advance a record date for the determination of such holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Issuer shall have no obligation to do so.

(b)	If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the holders of record at the close of business on such record date shall be deemed to be Noteholders for the purposes of determining whether holders of the requisite proportion of Notes then outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act, and for this purpose the Notes then outstanding shall be computed as of such record date.

Article 12
NOTICES

12.1	Notice to the Issuer

Any notice to the Issuer under this Indenture shall be valid and effective if delivered to the Issuer at Suite 2000, 585 – 8th Avenue SW, Calgary, Alberta, Canada T2P 1G1 or, if sent by facsimile transmission and shall be deemed to have been validly given at the time of delivery or transmission, at +1-403-693-0020, in each case with a copy by email to [email address redacted] and [email address redacted], Attention: [name and title redacted], and [name and title redacted], if it is received prior to 4:00 p.m. (Calgary time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Issuer may from time to time notify the Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Issuer for all purposes of this Indenture.

12.2	Notice to Noteholders

(a)	Unless otherwise expressly provided in this Indenture, any notice to be given hereunder to Noteholders shall be valid and effective if given in the following manner:

(i)	such notice is delivered by electronic communication or sent by ordinary mail postage prepaid addressed to such holders at their respective addresses appearing on any of the Registers, provided that if, in the case of joint holders of any Note, more than one address appears in the Register in respect of such joint holding, such notice shall be sent only to the first address so appearing; and

(ii)	if for any reason it is impracticable to give any notice by electronic means or by mail, such notice is published once in Toronto, Ontario, and such other cities, if any, at which Registers in respect of such Notes are required to be kept, each publication to be made in a newspaper of general circulation published in the designated cities and all such publications to be made within a period of seven days, provided that, in the case of the redemption of Notes, such notice shall be published twice in each of the designated cities in successive weeks.

(b)	Any notice so given by electronic communication shall be deemed to have been given on the Business Day received if it is received prior to 4:00 p.m. on a Business Day, failing which it shall be deemed to have been given on the next Business Day. Any notice so given by mail shall be deemed to have been given on the third Business Day after it is mailed. Any notice so given by publication shall be deemed to have been given on the day on which the first publication is completed in all of the cities in which publication is required. In determining under any provisions hereof the date by which notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Noteholder shall not invalidate any action or proceeding founded thereon.

12.3	Notice to the Trustee

Any notice to the Trustee under this Indenture shall be valid and effective if delivered to an officer of the Trustee at Computershare Trust Company of Canada, 800, 324 – 8th Avenue SW, Calgary, Alberta, Canada T2P 2Z2, or if sent by facsimile transmission (with receipt confirmed) at +1-403-267-6598 or, if sent by email, at corporatetrust.calgary@computershare.com, Attention: Manager, Corporate Trust, and shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Trustee may from time to time notify the Issuer of a change in address or facsimile number which thereafter, until changed by similar notice, shall be the address or facsimile number of the Trustee for all purposes of this Indenture.

12.4	When Publication Not Required

If at any time any notice is required by this Indenture to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Issuer shall not be required to publish in that city.

12.5	Waiver of Notice

Any notice provided for in this Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.

Article 13
CONCERNING THE TRUSTEE

13.1	Certain Duties and Responsibilities of Trustee

(a)	In the exercise of the rights, powers and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith on behalf of Noteholders and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, and shall duly observe and comply with any legislation and regulations which relate to the functions or role of the Trustee as a fiduciary hereunder. Subject to applicable law, the Trustee shall not be required to exercise any powers and shall not have any duties, responsibilities and obligations except as expressly set forth herein, and the Trustee shall have no obligation to recognize nor have any liability or responsibility arising under any other document or agreement to which the Trustee is not a party, notwithstanding that reference thereto may be made herein. Subject to the foregoing, the Trustee will not be liable other than for its own gross negligence or willful misconduct.

(b)	The Trustee shall read, and act upon (as required), all of the certificates, opinions and other documents delivered to it under or pursuant to this Indenture.

(c)	Nothing in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless the Trustee is indemnified as required in this Indenture.

(d)	The Trustee, upon the occurrence or at any time during the continuance of any act, action or proceeding, may require the Noteholders at whose instance it is acting to deposit with it Notes held by them, for which Notes the Trustee will issue receipts.

(e)	The Trustee will retain the right not to act and will not be held liable for refusing to act unless it receives clear and reasonable documentation which complies with the terms of this Indenture. Such documentation must not require the exercise of any discretion or independent judgment, except as otherwise provided herein.

(f)	No provision of this Indenture shall operate to confer any obligation, duty or power on the Trustee in any jurisdiction in which it does not have the legal capacity required to assume, hold or carry out such obligation, duty or power. For the purposes of this Section 13.1, legal capacity includes, without limitation, the capacity to act as a fiduciary in such jurisdiction.

(g)	The Trustee will initially be appointed by the Issuer as Registrar and Paying Agent for the Notes. The Issuer may change the Paying Agent or Registrar without prior notice to the holders, and the Issuer and/or any Guarantor may act as Paying Agent or Registrar. The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions.

(h)	The permissive rights of the Trustee enumerated herein shall not be construed as duties.

13.2	No Conflict of Interest

The Trustee represents to the Issuer that at the date of the execution and delivery of this Indenture to the best of its knowledge and belief there exists no material conflict of interest in the Trustee’s role as a fiduciary hereunder. If at any time a material conflict of interest exists in respect of the Trustee’s role as a fiduciary under this Indenture that is not eliminated within 90 days after the Trustee becomes aware that such a material conflict of interest exists, the Trustee shall resign from the trusts under this Indenture by giving notice in writing of such resignation and the nature of the conflict to the Issuer at least 21 days prior to the date upon which such resignation is to take effect, and will on such date be discharged from all further duties and liabilities hereunder. The validity and enforceability of this Indenture and any Notes will not be affected in any manner whatsoever by reason only of the existence of a material conflict of interest of the Trustee. If the Trustee contravenes the foregoing provisions of this Section 13.2, any interested party may apply to the Alberta Court of King’s Bench for an order that the Trustee be replaced as trustee under this Indenture.

13.3	Conditions Precedent to Trustee’s Obligation to Act

(a)	The Trustee shall not be bound to give any notice or take any action or proceeding unless it is required to do so under the terms of this Indenture. The Trustee shall not be required to take notice of any Event of Default under this Indenture, other than in respect of payment of any money required by any provision of this Indenture to be paid to it, unless and until the Trustee is notified in writing of such Event of Default by any Noteholder or the Issuer, which notice will distinctly specify the Event of Default desired to be brought to the attention of the Trustee, or unless a responsible officer of the Trustee has specific knowledge of an Event of Default. In the absence of such notice or knowledge, the Trustee may for all purposes of this Indenture assume that no Event of Default has occurred.

(b)	The obligation of the Trustee to commence or continue any act, action or proceeding under this Indenture will be conditional upon receipt by the Trustee of the following:

(i)	an Extraordinary Resolution, Ordinary Resolution, Noteholders’ Request, or such other notice or direction as is required pursuant to this Indenture, specifying the action or proceeding which the Trustee is requested, directed or authorized to take;

(ii)	sufficient funds and security to commence or continue such act, action or proceeding; and

(iii)	an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

13.4	Replacement of Trustee

(a)	The Trustee may resign its trusts and be discharged from all further duties and liabilities hereunder by giving to the Issuer 90 days’ notice in writing or such shorter notice as the Issuer may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder, the Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 13.2. The Noteholders by Extraordinary Resolution shall have power at any time to remove the Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Noteholders. Failing such appointment by the Issuer, the retiring trustee (at the expense of the Issuer) or any Noteholder may apply to a judge of the Alberta Court of King’s Bench, on such notice as such judge may direct, for the appointment of a new trustee, but any new trustee so appointed by the Issuer or by the Court shall be subject to removal as aforementioned by the Noteholders. Any new trustee appointed under any provision of this Section 13.4 shall be a corporation authorized to carry on the business of a trust company in each of the provinces and territories of Canada. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b)	Subject to the foregoing, no resignation or removal of a trustee or appointment of a successor trustee hereunder shall be effective unless such successor trustee:

(i)	is eligible to act as a trustee hereunder;

(ii)	certifies that it will not have any material conflict of interest upon becoming the trustee hereunder; and

(iii)	executes, acknowledges and delivers to the Issuer and to the retiring trustee an instrument accepting such appointment;

and thereupon the resignation or removal of the retiring trustee shall become effective and such successor trustee, without any further act, deed or conveyance, and upon payment of all outstanding fees and expenses properly payable to the retiring trustee under this Indenture, shall become vested with all the rights, powers, trusts and duties of the retiring trustee.

(c)	Upon the written request of the successor trustee or of the Issuer and upon payment of all outstanding fees and expenses properly payable to the retiring trustee under this Indenture, the Trustee ceasing to act will execute and deliver all such assignments, conveyances or other instruments (if any) as, in the Opinion of Counsel, may be necessary to assign and transfer to such successor trustee the rights and obligations of the Trustee under this Indenture, and will duly assign, transfer and deliver all property and money held by the Trustee to the successor trustee so appointed in its place. If any deed, conveyance or instrument in writing from the Issuer is required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing will on the request of the new or successor trustee, acting reasonably, be made, executed, acknowledged and delivered by the Issuer, as the case may require. The cost of any act, document or other instrument or thing required or permitted under this Section 13.4 shall be at the expense of the Issuer.

13.5	Trustee May Deal in Notes

The Trustee may in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Issuer or otherwise, without being liable to account for any profits made thereby.

13.6	No Person Dealing with Trustee Need Inquire

No Person dealing with the Trustee shall be concerned to inquire whether the powers that the Trustee is purporting to exercise have become exercisable, or whether any amount remains due upon the Notes or to see to the application of any amount paid to the Trustee.

13.7	Investment of Money Held by Trustee

(a)	Unless herein otherwise expressly provided, any of the funds held by the Trustee shall be kept segregated in the records of the Trustee and shall be deposited in one or more trust accounts to be maintained by the Trustee in the name of the Trustee at one or more banks listed in Schedule “D” hereto (each, an “Approved Bank”), which account may be non-interest bearing and the Trustee and its affiliates shall not be liable to account for any profit to the Issuer, or to the holder of any Note, or to any other Person, other than at a rate, if any, established from time to time by the Trustee or one of its affiliates. All amounts held by the Trustee pursuant to this Indenture shall be held by the Trustee pursuant to the terms of this Indenture and shall not give rise to a debtor-creditor or other similar relationship. Upon the written direction of the Issuer, the Trustee shall invest in its name such funds in Authorized Investments in accordance with such direction. For certainty, the Trustee shall not be liable to verify the terms of any written direction against the definition of Authorized Investments. Any direction by the Issuer to the Trustee as to the investment of the funds shall be in writing and shall be provided to the Trustee no later than 09:00 a.m. (Toronto time) on the day on which the investment is to be made. Any such direction received by the Trustee after 09:00 a.m. (Toronto time), or received on a non-Business Day, shall be deemed to have been given prior to 09:00 a.m. on the next Business Day. In the event that the Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of the funds at an Approved Bank; provided that the Trustee and its affiliates shall not be liable to account for any profit to the Issuer, or to the holder of any Note, or to any other Person, other than at a rate, if any, established from time to time by the Trustee or one of its affiliates. The amounts held by the Trustee pursuant to this Indenture or invested pursuant to this Section 13.7 are at the sole risk of the Issuer and, without limiting the generality of the foregoing, the Trustee shall have no responsibility or liability for any diminution of the monies which may result from any deposit made with an Approved Bank or invested pursuant to this Section 13.7, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Trustee will have acted prudently in depositing the monies at any Approved Bank. For certainty, after an Event of Default, the Trustee shall only make investments on receipt of appropriate instructions from the Noteholders by way of an Ordinary Resolution.

(b)	The Trustee shall have no liability for any loss sustained as a result of any investment selected by and made pursuant to the instructions of the Issuer or the Noteholders, as applicable, as a result of any liquidation of any investment prior to its maturity or for failure of either the Issuer or the Noteholders, as applicable, to give the Trustee instructions to liquidate, invest or reinvest amounts held with it.

(c)	In the absence of written instructions from either the Issuer or the Noteholders as to investment of funds held by it, such funds shall be held uninvested by the Trustee without liability for interest thereon.

(d)	Unless and until the Trustee shall have declared the principal amount of the Notes to be due and payable, the Trustee shall pay over to the Issuer all interest received by the Trustee with respect to any Authorized Investments made pursuant to this Section 13.7.

13.8	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

13.9	Trustee Not Required to Possess Notes

All rights of action under this Indenture may be enforced by the Trustee without the possession of any of the Notes or the production thereof on any trial or other proceedings relative thereto.

13.10	Certain Rights of Trustee

(a)	The Trustee may, if it is acting in good faith, conclusively act and rely as to the truth of, and shall not be bound to make any investigation into the facts or matters of, statements and correctness of the opinions expressed in, and shall be fully protected in acting or relying or refraining from acting upon, any resolution, certificate, declaration, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Trustee need not investigate any fact or matter stated therein, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(b)	Any request or direction of the Issuer shall be sufficiently evidenced by a Request of the Issuer or Order of the Issuer and any resolution of the Issuer Board on behalf of the Issuer or any resolution of the Issuer Board shall be sufficiently evidenced by a Certified Resolution.

(c)	Whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence is herein specifically prescribed) may, in the absence of gross negligence, wilful misconduct and bad faith on its part, rely and act, and shall be protected in so relying and acting, upon a Certificate of the Issuer.

(d)	The Trustee at the expense of the Issuer may consult with Counsel and the advice of Counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

13.11	Merger, Conversion, Consolidation or Succession to Business

Any corporation into which the Trustee may be merged or with which it may be amalgamated or consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article 13, without the execution or filing of any instrument or any further act on the part of any of the parties hereto.

13.12	Action by Trustee to Protect Interests

The Trustee shall have power to institute and maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Noteholders.

13.13	Protection of Trustee

(a)	In addition to and without limiting any other protection of the Trustee hereunder, or otherwise by law, the Issuer hereby indemnifies and saves harmless the Trustee and its affiliates, their directors, officers, employees and agents from and against all claims, demands, assessments, interest, suits, proceedings, losses, actions, causes of action, costs, charges, expenses (including, without limiting the foregoing, expert, consultant and counsel fees and disbursements on a solicitor and client basis and costs and expenses incurred in connection with enforcement of this indemnity), damages, taxes (other than income or capital taxes), penalties and liabilities whatsoever brought against or incurred by the Trustee which it may suffer or incur as a result of or arising in connection with the performance of its duties and obligations under this Indenture, including any and all legal fees and disbursements of whatsoever kind or nature, except only in the event of the gross negligence, wilful misconduct, or bad faith of the Trustee. This indemnity will survive the removal or resignation of the Trustee under this Indenture and the termination of this Indenture.

(b)	The Trustee will not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Notes (except for the representations contained in Sections 13.2 and 13.14 and in the certificate of the Trustee on the Notes) or required to verify such statements and all such statements are and will be deemed to be made by the Issuer.

(c)	The Trustee will not be bound to give notice to any Person of the execution of this Indenture.

(d)	The Trustee will not incur any liability or responsibility whatsoever or in any way be responsible for the consequence of any breach on the part of the Issuer of any of the covenants contained in this Indenture or in any Notes or of any acts of the agents or employees of the Issuer.

(e)	Neither the Trustee nor any Affiliate of the Trustee will be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Issuer.

(f)	Nothing in this Indenture will impose on the Trustee any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture in any jurisdiction.

(g)	The Issuer shall provide to the Trustee an incumbency certificate setting out the names and sample signatures of persons authorized to give instructions to the Trustee hereunder. The Trustee shall be entitled to rely on such certificate until a revised certificate is provided to it hereunder. The Trustee shall be entitled to refuse to act upon any instructions given by a party which are signed by any person other than a person described in the incumbency certificate provided to it pursuant to this Section.

(h)	The Trustee shall be entitled to treat a facsimile, pdf, DocuSign or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee (“Electronic Methods”) from a person purporting to be (and whom such Trustee, acting reasonably, believes in good faith to be) an authorized representative of the Issuer, as sufficient instructions and authority of the Issuer for the Trustee to act and shall have no duty to verify or confirm that person is so authorized. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon or compliance with such instructions or directions. The Issuer agrees: (i) to assume all risks arising out of the use of such Electronic Methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than the method(s) selected by the Issuer; and (iii) that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

(i)	Notwithstanding any other provision of this Indenture, the Trustee shall not be liable for any (i) breach by another party of applicable securities laws, (ii) lost profits or (iii) consequential, punitive or special damages of any Person, irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(j)	The Trustee shall not incur any liability, or be held in breach of this Indenture, for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee (including but not limited to any act or provision of any present or future law or regulation or order of a Governmental Authority, any act of God or war, riots, epidemics, pandemics, civil unrest, local or national disturbance or disaster, any act of terrorism, cyber terrorism, loss or malfunctions of utilities, computer (hardware or software) or communication services or the unavailability of any wire or facsimile or other wire or communication facility or any other similar causes). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 13.13(j).

(k)	The Trustee shall not be responsible nor incur any liability for any action it takes or omits to take or for any errors in judgment made, in good faith, if it reasonably believes that the taking or omission of such action is authorized or within the rights or powers conferred upon it by this Indenture, unless it is grossly negligent in ascertaining pertinent facts.

13.14	Authority to Carry on Business

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada. If the Trustee ceases to be authorized to carry on such business in any province or territory of Canada, the validity and enforceability of this Indenture and the Notes issued under this Indenture will not be affected in any manner whatsoever by reason only of such event, but within 90 days after ceasing to be authorized to carry on the business of a trust company in each province and territory of Canada the Trustee either shall become so authorized or shall resign in the manner and with the effect specified in Section 13.4.

13.15	Trustee and Issuer Not Liable in Respect of Depository

The Trustee and the Issuer shall have no liability whatsoever for:

(a)	any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes held by and registered in the name of a Depository or its nominee;

(b)	maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or

(c)	any advice or representation made or given by or with respect to a Depository and made or given herein with respect to rules of such Depository or any action to be taken by a Depository or at the direction of a Participant.

13.16	Global Notes

Notes issued to a Depository in the form of a Global Note shall be subject to the following:

(a)	the Trustee may deal with such Depository as the authorized representative of the beneficial holders of such Notes;

(b)	the rights of the beneficial owners of such Notes shall be exercised only through such Depository and shall be limited to those established by law and by agreement between the beneficial owners of such Notes and such Depository or direct Participants;

(c)	such Depository will make book entry transfers among the direct Participants and will receive and transmit payments of principal, Premium and interest on the Notes to such direct participants;

(d)	the direct and indirect Participants shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Notes represented by such Global Note for all purposes whatsoever; and

(e)	notwithstanding any other provisions in this Indenture with respect to redemptions or repayment of the Notes on maturity, either full or partial, the expiry dates, payment dates and other acts that may be required to be done in connection with this Indenture, may be altered due to the internal procedures and processes with respect to cut-off times of the Depository. It is understood and agreed to by the parties hereto that neither the Issuer nor the Trustee shall have any responsibility in connection with any cut-off time imposed by the Depository.

13.17	Trustee Appointed Attorney

The Issuer hereby irrevocably appoints the Trustee to be the attorney of the Issuer in the name and on behalf of the Issuer to execute any documents and to do any acts and things which the Issuer ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Indenture and generally to use the name of the Issuer in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.

13.18	Acceptance of Trusts

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in this Indenture and in trust for the Noteholders from time to time, subject to the terms and conditions of this Indenture.

13.19	Representation Regarding Third Party Interests

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer, is not intended to be used by or on behalf of any third party.

13.20	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, sanctions or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti- money laundering, sanctions or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to the Issuer, provided that (i) the Trustee’s written notice shall describe the circumstances of such non-compliance to the extent permitted by applicable anti-money laundering, sanctions or anti-terrorist legislation, regulation or guideline, and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

13.21	Experts, Advisers and Agents

The Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any Counsel, auditor or other expert, whether obtained by the Trustee or by the Issuer, or otherwise, and shall not be liable for acting, or refusing to act, and relying in good faith on any such opinion or advice or information and shall not be responsible for any misconduct on the part of any of them and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid. The reasonable costs of such services shall be added to and become part of the Trustee’s remuneration hereunder; and

(b)	employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its rights and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Issuer. The Trustee shall not be liable for the acts or misconduct of any such agent or assistants provided that the Trustee has satisfied its standard of care in selecting such agents or assistants.

13.22	Privacy Laws

The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Trustee manage its service relationships with such individuals;

(c)	to meet the Trustee’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in connection with this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Trustee shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Trustee may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Article 14
SUPPLEMENTAL INDENTURES

14.1	Form of Consent

The consent of the Noteholders is not necessary under this Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver.

14.2	Notice of Amendments

After an amendment under this Indenture becomes effective, the Issuer is required to deliver to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

14.3	Supplemental Indentures

(a)	From time to time the Trustee and, when authorized by a resolution of the Issuer Board, the Issuer may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers Supplemental Indentures, which thereafter shall form part of this Indenture, for any one or more of the following purposes:

(i)	adding limitations or restrictions to be observed upon the amount or issue of Notes hereunder, provided that, in the Opinion of Counsel, such limitations or restrictions shall not be prejudicial to the interests of the holders of outstanding Notes;

(ii)	adding to the covenants of the Issuer herein contained for the protection of the Noteholders or providing for Events of Default in addition to those specified herein;

(iii)	making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof and which it may be expedient to make, provided that such provisions and modifications will not, in the Opinion of Counsel, be prejudicial to the interests of the Noteholders;

(iv)	providing for the issue, as permitted hereby, of Notes of any one or more Series;

(v)	evidencing the succession, or successive successions, of successors to the Issuer and the covenants of and obligations assumed by any such successor in accordance with this Indenture;

(vi)	giving effect to any Extraordinary Resolution or Ordinary Resolution; and

(vii)	for any other purpose not inconsistent with the terms of this Indenture.

(b)	The Trustee may also, without the consent or concurrence of the Noteholders, by Supplemental Indenture or otherwise, concur with the Issuer in making any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or in any Supplemental Indenture, provided that, in the Opinion of Counsel, the rights of the Noteholders are in no way prejudiced thereby.

14.4	Effect of Supplemental Indentures

Upon the execution of any Supplemental Indenture, this Indenture shall be modified in accordance therewith, such Supplemental Indentures shall form a part of this Indenture for all purposes, and every Noteholder to which such Supplemental Indenture relates shall be bound thereby. Any Supplemental Indenture may contain terms which add to, modify or negate any of the terms contained in this Indenture, and to the extent that there is any difference between the terms of this Indenture and the terms contained in a Supplemental Indenture, the terms contained in the Supplemental Indenture shall be applicable to the Notes to which such Supplemental Indenture relates and the corresponding terms contained in this Indenture shall not be applicable unless otherwise indicated in such Supplemental Indenture.

Article 15
EVIDENCE OF RIGHTS OF NOTEHOLDERS

15.1	Evidence of Rights of Noteholders

(a)	Any instrument which this Indenture may require or permit to be signed or executed by the Noteholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Noteholders in person or by attorney duly appointed in writing. Proof of the execution of any such instrument, or of a writing appointing any such attorney or (subject to Section 11.9 with regard to voting at meetings of Noteholders) of the holding by any Person of Notes shall be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such instrument or writing are proved by the certificate of any notary public or other office authorized to take acknowledgments of deeds to be recorded at the place at which such certificate is made, that the Person signing such request or other instrument or writing acknowledged the execution thereof, or by an affidavit of a witness of such execution, or in any other manner which the Trustee may consider adequate.

(b)	The Trustee may, nevertheless, in its discretion, require further proof when it deems further proof desirable or may accept such other proof as it shall consider proper.

(c)	The ownership of Notes shall be proved by the Registers as herein provided.

Article 16
EXECUTION AND FORMAL DATE

16.1	Counterpart Execution

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any person by electronic transmission shall be as effective as delivery of a manually executed copy of this Indenture by such person.

16.2	Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing formal date of June 21, 2024, irrespective of the actual date of execution thereof.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Indenture and the hands of their proper officers in that behalf.

VEREN INC., as Issuer

By:	(signed) “Kenneth Lamont”
	Name:	Kenneth Lamont
	Title:	Chief Financial Officer

By:	(signed) “Michael Politeski”
	Name:	Michael Politeski
	Title:	Senior Vice President, Finance and Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	(signed) “Luci Scholes”
Authorized Signatory

By:	(signed) “Sue-Anne Wong”
Authorized Signatory

[Signature Page to the Indenture]

SCHEDULE “A”

GLOBAL NOTE LEGEND

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE INITIAL ISSUANCE DATE].

THIS CERTIFICATE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO VEREN INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO. (OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS) AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO CDS, TO NOMINEES OF CDS OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN.

A-1

SCHEDULE “B”

INITIAL GUARANTORS

Veren Partnership

Veren U.S. Corp.

Veren Holdings Ltd.

Hammerhead Energy Inc.

B-1

SCHEDULE “C”

FORM OF GUARANTEE

See attached.

C-1

GUARANTEE

This Agreement is made as of [●], 2024

TO:	Name:	Computershare Trust Company of Canada, as trustee

	Address:	800, 324 8th Avenue SW
Calgary, Alberta, Canada T2P 2Z2
Attention: Manager, Corporate Trust

		Facsimile:	1-403-267-6598
		E-mail:	corporatetrust.calgary@computershare.com

RECITALS:

A.	Veren Inc., as issuer (the “Issuer”), and Computershare Trust Company of Canada, as trustee (the “Trustee”), are parties to a trust indenture dated as of [●], 2024 (as amended, supplemented, restated or replaced from time to time, the “Indenture”).

B.	It is in the best interest of the Guarantors that each Guarantor enter into this Agreement on the basis that each Guarantor will derive substantial direct and indirect benefits from the issuance of the Notes, and each Guarantor is therefore prepared to enter into this Agreement in favour of the Trustee (for its own benefit and for the benefit of the Noteholders).

For good and valuable consideration, the receipt and adequacy of which are acknowledged by each Guarantor, each Guarantor, jointly and severally, agrees with and in favour of the Trustee (for its own benefit and for the benefit of the Noteholders) as follows:

1.	Definitions

In this Agreement capitalized terms used but not otherwise defined shall have the meanings given to them in the Indenture, and the following terms have the following meanings:

“Agreement” means this guarantee, including the exhibits and recitals to this guarantee, as it or they may be amended, supplemented, restated or replaced from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and not to any particular section or other portion of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Creditors” means, collectively, the Trustee and the Noteholders, in each case in their capacity as creditors of one or more of the Obligors pursuant to any of the Notes Documents.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and relating to such Sections of the Code.

“Guaranteed Obligations” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several or solidary, absolute or contingent, matured or unmatured) of the Obligors to the Trustee (for its own benefit and for the benefit of the Noteholders) under, in connection with or with respect to the Notes Documents.

“Guarantor Liabilities” means, in respect of any Guarantor, all present and future indebtedness, liabilities and obligations of such Guarantor to the Trustee under this Agreement.

“Guarantors” means the Persons delivering a signature page to this Agreement and any other Person which hereafter delivers a Supplement, in each case in their capacities as guarantors hereunder, and “Guarantor” means any one of them.

“Indenture” has the meaning set out in the recitals hereto.

“Insolvency Proceeding” means any proceeding seeking to adjudicate a Person an insolvent, seeking a receiving order against such Person under the Bankruptcy and Insolvency Act (Canada) or U.S. bankruptcy law, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief or composition of such Person or its debts or a stay of proceedings of such Person’s creditors generally (or any class of creditors) or any other relief, under any federal, provincial, state, territorial or foreign law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), U.S. bankruptcy law, and any similar legislation in any jurisdiction) or at common law or in equity.

“Intercompany Debt” means, in respect of any Guarantor, all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured) of the Issuer or any other Guarantor to such Guarantor and all guarantees and security therefor.

“Notes Documents” means this Agreement, the Indenture, the Notes, and those ancillary agreements executed in connection with the Indenture to which the Trustee or any Noteholder is a party or a beneficiary.

“Obligors” means, collectively, the Issuer and the Guarantors and “Obligor” means any of the Obligors.

“Organizational Documents” means, with respect to any Person, such Person’s articles or other charter documents, by-laws, unanimous shareholder agreement, partnership agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person.

“Original Currency” has the meaning set out in Section 18.

“Supplement” has the meaning given to it in Section 30.

“Surety” means any present or future guarantor or surety of any or all of the Guaranteed Obligations, other than the Guarantors.

“U.S. Guarantor” means a Guarantor that is incorporated or organized under the laws of the United States, any state or territory thereof or the District of Columbia.

2.	Guarantee

(a)	Each Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Trustee (for its own benefit and the benefit of the Noteholders) of all Guaranteed Obligations (other than its own) when due in accordance with their terms. All amounts payable by any Guarantor under this Agreement shall be paid to the Trustee (for its own benefit and for the benefit of the Noteholders) at the address of the Trustee shown above or as otherwise directed in writing by the Trustee. All Guarantor Liabilities shall be payable or performable forthwith upon demand by the Trustee, and any which are not so paid shall bear interest from the date of such demand at the rate or rates applicable to the corresponding Guaranteed Obligations.

(b)	Each Guarantor will be entitled to deduct and withhold, including via any Paying Agent, any applicable taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of any Governmental Authority, including pursuant to the Tax Act, from any payment to be made on or in connection with the Guaranteed Obligations and, provided that such Guarantor remits such withheld amount to the applicable Governmental Authority and files all required forms in respect thereof within the time required by applicable law and promptly provides copies of such remittance and filing to the Trustee and the relevant Noteholder, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Guarantor’s obligations hereunder and, except as provided in Section 2(c), there is no obligation on the Guarantor to gross-up amounts paid to a Noteholder net of such deductions or withholdings.

(c)	In the case of a Guarantor that is a non-resident of Canada for the purposes of the Tax Act (a “Non-Resident Guarantor”), all payments made by or on behalf of such Non-Resident Guarantor on or in connection with the Guaranteed Obligations will be made free and clear of and without withholding or deduction for or on account of any applicable taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of any Governmental Authority in a jurisdiction (other than Canada or a province thereof) where the Non-Resident Guarantor is resident, carries on business, engages in business or maintains a permanent establishment or otherwise has some connection thereto (“Relevant Jurisdiction”) or by any authority or agency therein or thereof having power to tax (“Withholding Taxes”), unless such Non-Resident Guarantor is required to withhold or deduct Withholding Taxes by the law of the Relevant Jurisdiction or by the interpretation or administration thereof. If a Non-Resident Guarantor is so required to withhold or deduct any amount for or on account of Withholding Taxes from any payment made by or on behalf of such Non-Resident Guarantor under or in connection with the Guaranteed Obligations, such Non-Resident Guarantor will pay to each Noteholder such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such Noteholder after such withholding or deduction (and after deducting any Withholding Taxes on such Additional Amounts) will not be less than the amount such Noteholder would have received if such Withholding Taxes had not been withheld or deducted, provided that the obligation to pay Additional Amounts does not apply with respect to any:

(i)	Withholding Taxes imposed under FATCA; or

(ii)	payment made to a Noteholder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the Noteholder.

The Non-Resident Guarantor will also make such withholding or deduction in respect of Withholding Taxes as is required by law or by the administration or interpretation thereof and remit the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law, regulation or administrative practice and furnish to the Trustee and the Noteholders, within 60 days after the day the payment of any Withholding Taxes is due pursuant to applicable law, copies of receipts or other communications relating to the remittance of such Withholding Taxes or the filing of such forms received by the Guarantor from such Governmental Authority promptly after receipt thereof.

3.	Guarantor Liabilities

The Guarantor Liabilities of each Guarantor are continuing, absolute, unconditional and irrevocable. The Guarantor Liabilities of each Guarantor shall remain effective despite, and shall not be released, exonerated, discharged, diminished, subjected to defence, limited or in any way affected by, anything done, omitted to be done, suffered or permitted by the Creditors, any other Obligor, or any other Person, or by any other matter, act, omission, circumstance, development or other thing of any nature, kind or description, other than (a) the due payment and performance in full of all of the Guaranteed Obligations and all of the Guarantor Liabilities of such Guarantor, or (b) any agreement in writing from the Trustee that is specifically to such effect.

4.	Guarantee Absolute

Without limiting the generality of Section 3, the Guarantor Liabilities of each Guarantor shall remain fully effective and enforceable against such Guarantor and shall not be released, exonerated, discharged, diminished, subjected to defence, limited or in any way affected by, and the rights and remedies of the Trustee under this Agreement shall not in any way be diminished or prejudiced by, and each Guarantor hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law:

(a)	any lack of legality, validity or enforceability of any of the Guaranteed Obligations or of any agreement or arrangement between any Obligor or any other Person, and any one or more of the Creditors, or any failure by any Obligor or any other Person, to carry out any of its obligations under any such agreement or arrangement;

(b)	any change in the existence, name, objects, business, powers, organization, share capital, Organizational Documents, ownership, control, directors or management of any Obligor or any Surety, the reorganization of any Obligor or any Surety, any amalgamation or merger by any Obligor or any Surety with any other Persons, or any continuation of any Obligor or any Surety under the laws of any jurisdiction;

(c)	any lack or limitation of power, incapacity or disability of any Obligor or any Surety of the directors, officers, managers, employees or agents of any Obligor or any Surety or any other irregularity, defect or informality, or any fraud, by any Obligor or any Surety or any of their respective directors, officers, managers, employees or agents, with respect to any or all of the Guaranteed Obligations or any or all of the liabilities and obligations of any Surety;

(d)	any non-compliance with or contravention by such Guarantor of any provision of any law applicable to such Guarantor relative to guarantees or other financial assistance given by such Guarantor;

(e)	any impossibility, impracticability, frustration of purpose, force majeure or act of Governmental Authority with respect to the performance of any of the Guaranteed Obligations or Guarantor Liabilities;

(f)	any Insolvency Proceeding affecting, or the financial condition of, any Obligor, any Surety, any Creditor or any other Person at any time;

(g)	any law, regulation, limitation or prescription period or other circumstance (other than the due payment and performance in full of the Guaranteed Obligations and its Guarantor Liabilities) that might otherwise be a defence available to, or a discharge of any Obligor of any or all of the Guaranteed Obligations or such Guarantor of its Guarantor Liabilities;

(h)	any loss of, or in respect of, any security granted by any Obligor to the Trustee or any Noteholder in respect to the Guaranteed Obligations by or on behalf of any Obligor, any Surety or any other Person, whether occasioned through the fault of the Trustee or any Noteholder or otherwise;

(i)	any loss or impairment of any right of such Guarantor for subrogation, reimbursement or contribution, whether or not as a result of any action taken or omitted to be taken by any Creditor; or

(j)	any other matter, act, omission, circumstance, development or thing of any and every nature, kind and description whatsoever, whether similar or dissimilar to the foregoing (other than the due payment and performance in full of the Guaranteed Obligations and its Guarantor Liabilities) that might in any manner (but for the operation of this Section 4) operate (whether by statute, at law, in equity or otherwise) to release, discharge, diminish, limit, restrict or in any way affect the liability of, or otherwise provide a defence to, a Guarantor, a Surety, or a principal debtor, even if known by the Trustee or any one or more of the Noteholders.

5.	Dealing with Guaranteed Obligations

Without limiting the generality of Section 3, the Guarantor Liabilities of each Guarantor shall remain fully effective and enforceable against such Guarantor and shall not be released, exonerated, discharged, diminished, subjected to defence, limited or in any way affected by, and the rights and remedies of the Creditors under this Agreement shall not in any way be diminished or prejudiced by, and each Guarantor hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law:

(a)	any amendment, alteration, novation or variation in any manner and to any extent (and irrespective of the effect thereof on any Guarantor) of any of the Guaranteed Obligations, any of the liabilities and obligations of any Surety, any one or more of the Creditors’ arrangements or agreements with any Guarantor, any Surety or any other Person;

(b)	any limitation, compromise, subordination, postponement or abandonment of any of the Guaranteed Obligations, any of the Guarantor Liabilities of any Guarantor, any of the liabilities and obligations of any Surety, any one or more of the Creditors’ arrangements or agreements with the Obligors, any Surety or any other Person;

(c)	any grant of time, renewal, extension, indulgence, release, discharge or other course of conduct by any one or more of the Creditors to any Obligor, any Surety or any other Person;

(d)	the creation of any new or additional Guaranteed Obligations, the increase or reduction of the rate of interest on any or all of the Guaranteed Obligations or any other rates or fees payable under or in respect of any or all of the Guaranteed Obligations;

(e)	any alteration, settlement, compromise, acceleration, extension or change in time or manner for payment or performance by any Obligor made or permitted by any one or more of the Creditors of, or by any Guarantor or any other Persons liable to any one or more of the Creditors with respect to, any or all of the Guaranteed Obligations;

(f)	the Creditors or any of them taking or abstaining from taking security from any Obligor, any Surety or any other Person or abstaining from completing, perfecting or maintaining the perfection of any security;

(g)	the Creditors or any of them accepting compromises from any Obligor, any Surety or any other Person;

(h)	the creation or addition of any new Notes Documents, or the addition of any new Creditors pursuant to the provisions of any Notes Documents;

(i)	the Creditors or any of them doing, or omitting to do, anything to enforce the payment or performance of any or all of the Guaranteed Obligations, any or all of the Guarantor Liabilities of any Guarantor, any or all of the liabilities and obligations of any Surety;

(j)	the Creditors or any of them giving or refusing to give or continuing to give any credit or any financial accommodation to any Obligor or to any other Person;

(k)	the Creditors or any of them proving any claim in any Insolvency Proceeding affecting any Obligor, any Surety or any other Person as they see fit or refraining from proving any claim or permitting or suffering the impairment of any of the Guaranteed Obligations in any such Insolvency Proceeding; making any election in any such Insolvency Proceeding; permitting or suffering the creation of secured or unsecured credit or debt in any such Insolvency Proceeding; or permitting or suffering the disallowance, avoidance, or subordination of any of the Guaranteed Obligations or the obligations of any other debtor with respect to the Guaranteed Obligations in any such Insolvency Proceeding;

(l)	the Creditors or any of them applying any money received from any Obligor, any Surety, or any other Person upon such part of the Guaranteed Obligations as the Creditors or any of them may see fit, in accordance with the Indenture, or changing any such application in whole or in part from time to time as the Creditors or any of them may see fit; or

(m)	the Creditors or any of them otherwise dealing with any Obligor, Guarantor, any Surety, any other Person, the Guaranteed Obligations, the Guarantor Liabilities of any Guarantor, the liabilities and obligations of any Sureties as the Creditors or any of them may see fit.

By accepting the benefit of this Agreement the Trustee is deemed to have acknowledged that the foregoing consent and waiver by each Guarantor is intended to waive all defences (other than the defence of due payment and performance in full of the Guaranteed Obligations and its Guarantor Liabilities) that might otherwise be available to such Guarantor as a guarantor under applicable law and is not intended to constitute such Guarantor’s agreement for the purposes of any future act or transaction made pursuant to the Indenture which is expressly required by the terms of the Indenture to be agreed to by such Guarantor in writing.

6.	Settlement of Accounts

Any account settled or stated between the Trustee or any Noteholder and any Obligor shall be accepted by each other Guarantor as prima facie evidence that the amount thereby appearing due by such Obligor to the Trustee or such Noteholder.

7.	Indemnity

The Guarantors hereby jointly and severally agree to indemnify and save the Creditors harmless from and against all loss, cost, damage, expense, claim and liability, subject to the provisions of Section 8.6 and Section 8.9 of the Indenture, which shall apply, mutatis mutandis, in all respects to the Guarantors and the Creditors, as though the Guarantors were the Issuer which they may at any time suffer or incur in connection with:

(a)	any failure by any Obligor to duly and punctually pay or perform its Guaranteed Obligations; and

(b)	any loss for any reason whatsoever, including by operation of law or otherwise, of any right of any Creditor against any Obligor, provided, however, that such indemnity shall not extend to any loss, cost, damage, expense, claim or liability that a court of competent jurisdiction determines arose on account of any Creditor’s gross negligence or wilful misconduct.

8.	Guarantors Liable as Principal Debtor

If, and to the extent that, any amount in respect of the Guaranteed Obligations is not recoverable from any Guarantor under this Agreement on the basis of a guarantee or the Creditors are not indemnified under Section 7, in each case, for any reason whatsoever, then, notwithstanding any other provision of this Agreement, such Guarantor shall be liable under this Agreement as principal obligor in respect of the due payment of such amount and shall pay such amount to the Trustee after demand as herein provided.

9.	Continuing Guarantee

This Agreement is a continuing guarantee and is binding as a continuing obligation of each Guarantor and the Guaranteed Obligations shall be conclusively presumed to have been created in reliance on this Agreement. A Guarantor may not in any manner terminate this Agreement or the Guarantor Liabilities of such Guarantor other than by (a) the due and punctual payment in full of the Guarantor Liabilities of such Guarantor, or (b) any agreement in writing from the Trustee that is specifically to such effect.

10.	Stay of Acceleration

If acceleration of the time for payment, or the liability of any Obligor to make payment, of any amount specified to be payable by such Obligor in respect of the Guaranteed Obligations is stayed, prohibited or otherwise affected upon any Insolvency Proceeding or other event affecting such Obligor or payment of any of the Guaranteed Obligations by such Obligor, all such amounts otherwise subject to acceleration or payment shall nonetheless be deemed for all purposes of this Agreement to be and to have become due and payable by such Obligor and shall be payable by each Guarantor under this Agreement immediately forthwith on demand by the Trustee.

11.	Information

Each Guarantor acknowledges and agrees that such Guarantor has not executed this Agreement as a result of, by reason of, or in reliance upon, any promise, representation, statement or information of any kind or nature whatsoever given, or offered to such Guarantor, by or on behalf of the Creditors or any other Person whether in answer to any enquiry by or on behalf of such Guarantor or not and the Creditors were not prior to the execution by such Guarantor of this Agreement, and are not thereafter, under any duty to disclose to such Guarantor or any other Person any information, matter or thing (material or otherwise) relating to any Obligor, its affairs or its transactions with the Creditors, including any information, matter or thing which puts or may put any Obligor in a position which such Guarantor would not expect or any unexpected facts or unusual features which, whether known or unknown to such Guarantor, are present in any transaction between any Obligor and the Creditors, and the Creditors were not and are not under any duty to do or execute any matter, thing or document relating to any Obligor, its affairs or its transactions with the Creditors. Each Guarantor acknowledges and confirms that it has established its own adequate means of obtaining from the Obligors on a continuing basis all information desired by such Guarantor concerning the financial condition of the Obligors and that such Guarantor will look to the Obligors, and not to the Trustee or any Noteholder, in order for such Guarantor to keep adequately informed of changes in the Obligors’ financial condition.

12.	Reinstatement

If, at any time, all or any part of any payment previously applied by the Trustee or any Noteholder to any of the Guaranteed Obligations is or must be rescinded or returned by the Trustee or such Noteholder for any reason whatsoever (including any Insolvency Proceeding affecting any Obligor or any other Person), such Guaranteed Obligations shall, for the purpose of this Agreement, to the extent that such payment is or must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Trustee or such Noteholder, and this Agreement shall continue to be effective or be reinstated, as the case may be, as to such Guaranteed Obligations, all as though such application by the Trustee or such Noteholder had not been made.

13.	Subrogation

Notwithstanding any payment made by any Guarantor under this Agreement or any set-off or application of funds of any Guarantor by any Creditor, no Guarantor shall have any right of subrogation to, and each Guarantor waives, any right to enforce any remedy which any Creditor now has or may hereafter have against any Guarantor, until all of the Guaranteed Obligations have been indefeasibly paid in full.

14.	Assignment and Postponement

Following the occurrence and during the continuance of an Event of Default, each Guarantor hereby postpones all of its Intercompany Debt to the payment in full of the Guaranteed Obligations. All moneys received by any Guarantor in respect of its Intercompany Debt while an Event of Default has occurred and is continuing shall be received by such Guarantor in trust for the Trustee and, immediately following such receipt, shall be paid over to the Trustee.

15.	Insolvency Proceedings

In any Insolvency Proceeding affecting any Obligor, the Creditors shall have the right, in priority to each Guarantor, to receive their full claim in respect of such Insolvency Proceeding for all of the Guaranteed Obligations. The Creditors shall have the right to include in their claim in any Insolvency Proceeding affecting any Obligor all or any part of the payments made by each Guarantor under this Agreement and, to prove and rank for, and receive dividends in respect of, all such claims, all of which rights and privileges as they relate and apply to each Guarantor are hereby assigned by such Guarantor to the Trustee on behalf of itself and the Noteholders. The provisions of this Section 15 shall be sufficient authority for any Person making payment of any such dividends to pay the same directly to the Trustee for the benefit of itself and the Noteholders. The Trustee shall be entitled to receive for the benefit of itself and the Noteholders all dividends or other payments in respect of all of the above referenced claims until all of the Guaranteed Obligations are paid and satisfied in full and each Guarantor shall continue to be liable under this Agreement for any unpaid balance of the Guaranteed Obligations. If any amount is paid to any Guarantor under any Insolvency Proceeding affecting any Obligor when any of the Guaranteed Obligations remain outstanding, such amount shall be received and held in trust by such Guarantor for the benefit of the Creditors and shall be immediately paid to the Trustee to be credited and applied against the Guarantor Liabilities of such Guarantor.

16.	Marshalling

Each Guarantor waives to the fullest extent permitted by applicable law, any right or claim of right to cause a marshalling of an Obligor’s, a Surety’s or any other Person’s assets, or to cause any Creditor to proceed against any Obligor, a Surety or any other Person, in any particular order. No Creditor shall have any obligation to marshall any assets in favour of an Obligor, a Surety or any other Person or against or in payment of any of the Guaranteed Obligations or any of the obligations of any Guarantor, a Surety or any other Person owed to any Creditor.

17.	Enforcing Rights Against Guarantors

This Agreement is a guarantee of payment and performance and not of collection. The Creditors shall not be required to take any action or to exhaust their recourse against any Obligor, any Guarantor, any Surety or any other Person, before being entitled to payment from, and to enforce their rights and remedies against, any other Guarantor under this Agreement. Each Guarantor hereby renounces to the benefits of division and discussion.

18.	Foreign Currency Guarantor Liabilities

Each Guarantor shall make payment relative to any Guaranteed Obligations in the currency (the “Original Currency”) in which the applicable Obligors are required to pay such Guaranteed Obligations. If any Guarantor makes payment relative to any Guaranteed Obligations in a currency other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the Guarantor Liabilities of such Guarantor only to the extent of the amount of the Original Currency which the Trustee is able to purchase at Toronto, Ontario with the amount it receives on the date of receipt. If the amount of the Original Currency which the Trustee is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Guaranteed Obligations, such Guarantor shall indemnify and save the Creditors harmless from and against any loss or damage arising as a result of such deficiency. This indemnity constitutes an obligation separate and independent from the other obligations contained in this Agreement, gives rise to a separate and independent cause of action, applies irrespective of any indulgence granted by the Trustee and any Noteholder and continues in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

19.	Representations and Warranties

Each Guarantor represents and warrants, upon each of which representations and warranties each of the Creditors relies, that each of the representations and warranties relative to such Guarantor in each of the other Notes Documents is true and correct when made or deemed made.

20.	Covenants

Each Guarantor shall comply, and shall cause each of its Subsidiaries to comply, with all of the provisions, covenants and agreements contained in each of the Notes Documents to the extent that such provisions, covenants and agreements apply to such Guarantor or its Subsidiaries and shall, and shall cause each of its Subsidiaries to, take, or refrain from taking, as the case may be, all actions that are necessary to be taken or not taken so that no violation of any provision, covenant or agreement contained in any of the Notes Documents, and so that no Default or Event of Default under any of the Notes Documents, is caused by the actions or inactions of such Guarantor or any of its Subsidiaries. For the avoidance of doubt but without limitation, each Guarantor agrees to comply with its gross-up and indemnity obligations under the Indenture with respect to taxes.

21.	Communication

Any notice or other communication required or permitted to be given under this Agreement shall be made in accordance with the terms of the Indenture.

22.	Alteration

None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except by a written instrument executed by the Trustee (and, with respect to amendments and supplements, the Guarantors).

23.	Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

24.	Set-off

If an Event of Default shall have occurred and be continuing, each Creditor is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set-off, compensate against or combine and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by such Creditor or any of its Affiliates and other obligations at any time owing by such Creditor or any of its Affiliates to or for the credit or the account of any Guarantor against or with any or all of the Guarantor Liabilities of such Guarantor, irrespective of whether or not such Creditor shall have made any demand under any Notes Document and although such obligations may be unmatured. The rights of each Creditor under this Section 24 are in addition to other rights and remedies (including other rights of set-off or combination) which such Creditor may have.

25.	Governing Law; Attornment

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Without prejudice to the ability of the Trustee to enforce this Agreement in any other proper jurisdiction, each Guarantor irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of such Province. To the extent permitted by applicable law, each Guarantor irrevocably waives any objection (including any claim of inconvenient forum) that it may now or hereafter have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of such Province. Each Guarantor hereby irrevocably consents to the service of any and all process in any such action or proceeding by the delivery of copies of such process to each Guarantor at the address as provided for pursuant to Section 21. Nothing in this Section 25 affects the right of the Trustee to serve process in any manner permitted by applicable law. In any legal proceeding relating to this Agreement, each Guarantor agrees not to assert that the Commodity Exchange Act applies to this Agreement.

26.	Time

Time is of the essence with respect to this Agreement and the time for performance of the obligations of each Guarantor under this Agreement may be strictly enforced by the Trustee.

27.	Interpretation

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “or” is disjunctive; the word “and” is conjunctive. The word “shall” is mandatory; the word “may” is permissive. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set out herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, replaced or re-enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, and (e) all references herein to Sections and Exhibits shall be construed to refer to Sections and Exhibits to, this Agreement. Section headings are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

28.	Successors and Assigns

This Agreement shall enure to the benefit of, and be binding on, each Guarantor and its successors and assigns, and shall enure to the benefit of, and be binding on, the Trustee and its successors and assigns. No Guarantor may assign this Agreement, or any of its rights or obligations under this Agreement. The Trustee may assign this Agreement and any of their rights and obligations hereunder to any Person that replaces it in its capacity as such. If any Guarantor or the Trustee is an individual, then the term “Guarantor” or “Trustee”, as applicable, shall also include his or her heirs, administrators and executors.

29.	Acknowledgment of Receipt

Each Guarantor acknowledges receipt of an executed copy of this Agreement and the Indenture.

30.	Additional Guarantors

Additional Persons may from time to time after the date of this Agreement become Guarantors under this Agreement by executing and delivering to the Trustee a supplemental agreement (together with all schedules thereto, a “Supplement”) to this Agreement, in substantially the form attached hereto as Exhibit “A”. Effective from and after the date of the execution and delivery by any Person to the Trustee of a Supplement such Person shall be, and shall be deemed for all purposes to be, a Guarantor under this Agreement with the same force and effect, and subject to the same agreements, representations, indemnities, liabilities and obligations, as if such Person had been an original signatory to this Agreement as a Guarantor. The execution and delivery of a Supplement by any additional Person shall not require the consent of any Obligor or any Guarantor and all of the liabilities and obligations of each Guarantor hereunder shall remain in full force and effect, notwithstanding the addition of any new Guarantor to this Agreement.

31.	Joint and Several Liability

Except as otherwise expressly provided hereunder, each Guarantor is jointly and severally liable for all obligations of the other Guarantors under this Agreement.

32.	Paramountcy

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Indenture then, notwithstanding anything contained in this Agreement, the provisions contained in the Indenture shall prevail to the extent of such conflict or inconsistency and the provisions of this Agreement shall be deemed to be amended to the extent necessary to eliminate such conflict or inconsistency, it being understood that the purpose of this Agreement is to add to, and detract from, the rights granted to the Trustee (for its own benefit and for the benefit of the Noteholders). If any act or omission of any or all Guarantors is expressly permitted under the Indenture but is expressly prohibited under this Agreement, such act or omission shall be permitted. If any act or omission is expressly prohibited under this Agreement, but the Indenture does not expressly permit such act or omission, or if any act is expressly required to be performed under this Agreement but the Indenture does not expressly relieve any or all Guarantors from such performance, such circumstance shall not constitute a conflict or inconsistency between the applicable provisions of this Agreement and the provisions of the Indenture.

33.	Limitations on Guarantee under U.S. law

(a)	Each U.S. Guarantor acknowledges that it will receive valuable direct or indirect benefits as a result of the transactions contemplated by the Notes Documents.

(b)	Notwithstanding anything to the contrary contained herein or in any other Notes Document, each Creditor agrees that the maximum liability of each U.S. Guarantor under this Agreement and under the other Notes Documents shall in no event exceed the amount that can be guaranteed by such U.S. Guarantor under applicable U.S. federal and state laws relating to the insolvency of debtors, in each case after giving effect to

(i)	all other liabilities of such U.S. Guarantor, contingent or otherwise, that are relevant under any Fraudulent Transfer Law (specifically excluding, however, any liabilities of such Guarantor in respect of intercompany indebtedness to the Issuer to the extent that such Indebtedness would be discharged in an amount equal to the amount paid by such U.S. Guarantor hereunder); and

(ii)	the value as assets of such U.S. Guarantor (as determined under the applicable provisions of such Fraudulent Transfer Law) of any rights to subrogation, contribution, reimbursement, indemnity or similar rights held by such U.S. Guarantor pursuant to:

(A)	applicable law; or

(B)	any other agreement providing for an equitable allocation among such U.S. Guarantor and the Issuer and other U.S. Guarantors of obligations arising under this Agreement or other guarantees of such obligations by such parties.

34.	Creditors

The Creditors are beneficiaries of this Agreement subject to the terms and conditions of the Indenture. Subject to Section 24, this Agreement may be enforced only by the action of the Trustee, acting on behalf of the Creditors and no other Creditor shall have any rights individually to enforce or seek to enforce this Agreement.

35.	Counterparts; Electronic Signature

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by any Guarantor by facsimile or other electronic form of transmission shall be as effective as delivery by such Guarantor of a manually executed copy of this Agreement by such Guarantor.

36.	The Trustee

This Agreement and any document delivered in connection herewith is delivered in favour of the Trustee solely in its capacity as Trustee and not in its personal capacity. Whenever any reference is made in this Agreement or in any document delivered in connection herewith, to an act to be performed by the Trustee, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee for and on behalf of the Noteholders. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively “obligations”) made on the part of the Trustee herein or therein are made and intended not as personal obligations of or by the Trustee or for the purpose or with the intention of binding the Trustee in its personal capacity, but are made and intended for the purpose of binding only the Trustee in its capacity as trustee for and on behalf of the Noteholders. No property or assets of the Trustee, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Trustee’s obligations hereunder or thereunder. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity, or any incorporator, shareholder, officer, director, employee or agent of the Trustee or of any predecessor or successor of the Trustee, with regard to the Trustee’s obligations hereunder.

[Signature page follows]

IN WITNESS WHEREOF the undersigned has caused this Agreement to be duly executed as of the date first written above.

[●]

By:
	Name:	[●]
	Title:	[●]

[●]

By:
	Name:	[●]
	Title:	[●]

[Signature Page to the Guarantee]

EXHIBIT “A”

FORM OF SUPPLEMENT TO GUARANTEE

TO:	Name:	Computershare Trust Company of Canada, as trustee

	Address:	800, 324 8th Avenue SW
Calgary, Alberta, Canada T2P 2Z2
Attention: Manager, Corporate Trust

		Facsimile:	1-403-267-6598
		E-mail:	corporatetrust.calgary@computershare.com

WHEREAS:

A.	Reference is made to the guarantee dated as of [●], 2024 entered into by each of the Persons delivering a signature page thereto and any other Person which thereafter signs a Supplement, in favour of Computershare Trust Company of Canada, as trustee (the “Trustee”) (for its own benefit and for the benefit of the Noteholders) (the “Agreement”).

B.	Veren Inc., as issuer, and the Trustee, are parties to a trust indenture dated as of [●], 2024 (as amended, supplemented, restated or replaced from time to time, the “Indenture”).

C.	Capitalized terms used but not otherwise defined in this Supplement have the respective meanings given to such terms in the Agreement, including the definitions of terms incorporated in the Agreement by reference to the Indenture.

D.	Section 30 of the Agreement provides that additional Persons may from time to time after the date of the Agreement become Guarantors under the Agreement by executing and delivering to the Trustee a supplemental agreement to the Agreement in the form of this Supplement.

E.	The undersigned (the “New Guarantor”) has agreed to become a Guarantor under the Agreement by executing and delivering this Supplement to the Trustee.

For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the New Guarantor, the New Guarantor agrees with and in favour of the Trustee (for its own benefit and for the benefit of the Noteholders) as follows:

1.	The New Guarantor has received a copy of, and has reviewed, the Agreement and is executing and delivering this Supplement in favour of the Trustee pursuant to Section 30 of the Agreement.

2.	Effective from and after the date this Supplement is executed and delivered to the Trustee by the New Guarantor, the New Guarantor shall be, and shall be deemed for all purposes to be, a Guarantor under the Agreement with the same force and effect, and subject to the same agreements, representations, indemnities, liabilities and obligations, as if the New Guarantor had been, as of the date of this Supplement, an original signatory to the Agreement as a Guarantor. In furtherance of the foregoing, the New Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Trustee of all Guaranteed Obligations when due in accordance with their terms. The terms and provisions of the Agreement are incorporated by reference in this Supplement.

3.	The New Guarantor represents and warrants to the Trustee (for its own benefit and for the benefit of the Noteholders) that each of the representations and warranties made or deemed to have been made by it under the Agreement as a Guarantor are true and correct on the date of this Supplement.

4.	Upon this Supplement bearing the signature of any Person claiming to have authority to bind the New Guarantor coming into the possession of the Trustee, this Supplement and the Agreement shall be deemed to be finally and irrevocably executed and delivered by, and be effective and binding on, and enforceable against, the New Guarantor free from any promise or condition affecting or limiting the liabilities of the New Guarantor and the New Guarantor shall be, and shall be deemed for all purposes to be, a Guarantor under the Agreement. No statement, representation, agreement or promise by any officer, employee or agent of the Trustee or any Noteholder, unless expressly set forth in this Supplement, forms any part of this Supplement or has induced the New Guarantor to enter into this Supplement and the Agreement or in any way affects any of the agreements, obligations or liabilities of the New Guarantor under this Supplement and the Agreement.

5.	This Supplement may be executed in counterparts. Each executed counterpart shall be deemed to be an original and all counterparts taken together shall constitute one and the same Supplement. Delivery of an executed signature page to this Supplement by the New Guarantor by facsimile or other electronic transmission shall be as effective as delivery by the New Guarantor of a manually executed copy of this Supplement by the New Guarantor.

6.	This Supplement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws applicable therein.

7.	This Supplement and the Agreement shall be binding upon the New Guarantor and its successors. The New Guarantor shall not assign its rights and obligations under this Supplement or the Agreement or any interest in this Supplement or the Agreement.

[Signatures page follows]

IN WITNESS WHEREOF, the undersigned has executed this Supplement as of the date first above written.

[FULL LEGAL NAME OF NEW GUARANTOR]

By:
Name:
Title:

SCHEDULE “D”

APPROVED BANKS

Bank	Relevant S&P Issuer Credit Rating (as at June 1, 2024)
Bank of America NA	A+
Bank of Montreal	A+
The Bank of Nova Scotia	A+
Bank of Scotland	A+
Bank of Tokyo-Mitsubishi UFJ	A
BNP Paribas	A+
Canadian Imperial Bank of Commerce	A+
Citibank NA	A+
National Bank of Canada	A
Royal Bank of Canada	AA-
Société Générale (Canada Branch)	A
The Toronto-Dominion Bank	AA-

D-1